AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
5th-Fl Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
TEL: 03-3274-4561/FAX: 03-3274-4579
: ir@aiful.co.jp URL: http://www.aiful.co.jp

02055064

SEP 27 2002

September 20, 2002

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

SUPPL

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 21, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from October 1, 2001 to March 31, 2002 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

dlw 9/30

By Kurema Shingou
Name: Kurema Shingou
Title: General Manager of Financial Planning Department

SEP 27 2002

AIFUL CORPORATION

Attachment

List of material information made public in Japan from October 1, 2001 to March 31, 2002

	Descriptions	Information * Provided to
Exhibit 1	Consolidated and Non-Consolidated Earnings Report (Interim FY 2002) dated November 6, 2001 (English translation)	TSE/OSE
Exhibit 2	Data Book (Interim March, 2002) (English translation is contained in it.)	
Exhibit 3	Data Book (Third Quarter Report for the fiscal year ending March, 2002 (English translation is contained in it.)	
Exhibit 4	Semi-Annual Securities Report dated December 11, 2001 for the 25th Fiscal Year (Interim) from April 1, 2001 to September 30, 2001 (brief description in English)	DKALB TSE/OSE
Exhibit 5	The Extraordinary Report dated January 24, 2002 (brief description in English)	DKALFB TSE/OSE
Exhibit 6	Supplement to the Shelf Registration Statement dated February 4, 2002 (brief description in English)	DKILFB TSE/OSE
Exhibit 7	Amendments to the Shelf Registration Statement dated December 11, 2001, January 24, January 30, and March 22, 2002 (brief description in English)	DKALFB TSE/OSE
Exhibit 8	The Securities Notification filed on December 6, 2001 and Amendment filed on December 7, 2001(brief description in English)	DKALFB TSE/OSE

02 SEP 30 AM 9: 32

AIFUL CORPORATION

Exhibit 9	The Reports on Treasury Stock Purchase dated December 27, 2001 and January 9, 2002(brief description in English)	DKALFB TSE/OSE
Exhibit 10	The 25th Business Report "Shareholders' Communication" dated December 2001 (brief description in English)	Shareholders
Exhibit 11	Press Release dated November 5, 2001 with a title "AIFUL Forms Guarantee Partnership with Sendai Bank" (English translation)	Public
Exhibit 12	Press Release dated November 8, 2001 with a title "AIFUL Transfers a Portion of LIFE Shares" (English translation)	Public
Exhibit 13	Press Release dated November 27, 2001 with a title "AsTry Loan Services Corporation Established" (English translation)	Public
Exhibit 14	Press Release dated December 3, 2001 with a title "AIFUL Corporation Enters Guarantee Service Partnership with Fukutomo Shinkin Bank" (English translation)	Public
Exhibit 15	Press Release dated December 7, 2001 with a title "AIFUL Corporation Grants Stock Options" (English translation)	Public
Exhibit 16	Press Release dated December 18, 2001 with a title "AIFUL Corporation Completes Treasury Stock Purchase" (English translation)	Public
Exhibit 17	Press Release dated January 21, 2002 with a title "Guarantee Partnership with Setagaya Credit Bank-Launch of "Omatome Loan" Service" (English translation)	Public

AIFUL CORPORATION

Exhibit 18	Press Release dated January 24, 2002 with a title "AIFUL Corporation Transfers Fixed Assets to Subsidiary" (English translation)	Public
Exhibit 19	Press Release dated February 4, 2002 with a title "AIFUL Announce 27th, Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 20	Press Release dated February 28, 2002 with a title "AsTry Loan Services Corporation Launches Operations" (English translation)	Public
Exhibit 21	Press Release dated March 20, 2002 with a title "AIFUL Group Company Businext Acquires Receivables of the Business Loan Division of Misawa Homes" (English translation)	Public

"DKALFB" means Director of Kanto Local Finance Bureau.
"DKILFB" means Director of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

(Translation, information purpose)

EXHIBIT 1

AIFUL CORPORATION

Consolidated Earnings Report

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down (not rounded off to the nearest unit) to the nearest unit. This document is an English translation of the Japanese-language original.

Interim FY 2002

(Ended September 30)

—Note : Forward Looking Statements—

The figures contained in this EARNINGS REPORT with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market, changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on AIFUL's debt, and legal limits on interest rates charged by AIFUL. This EARNINGS REPORT does not constitute any offer of any securities for sale.

AIFUL Corporation (8515)

November 6, 2001

Financial Statements (Consolidated)

For the interim period ended September 30, 2001

AIFUL Corporation (8515)

Head office:	Kyoto City
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Listing exchanges:	Tokyo, Osaka
Date of Board of Directors' meeting:	November 6, 2001
Interim dividend:	Yes

1. Consolidated Business Results for the Interim Period Ended September 30, 2001

Note: All figures in these financial statements are rounded down to the nearest unit.

(1) Operating Results

	Millions of Yen – Except Per Share Data					
	Interim Period Ended September 30				FY-ended March 31,	
	2001		2000		2001	
Operating Revenue	191,584	40.9%	135,976	–	280,656	–
Operating Income	56,709	6.9	53,049	–	104,333	–
Ordinary Income	50,788	(2.1)	51,854	–	103,533	–
Net Income	24,987	1.0	24,737	–	48,252	–
Net Income per Share (yen)	288.56 yen		292.28 yen		569.32 yen	
Diluted Net Income per Share (yen)	–		–		–	

Notes:

1. Losses/gains on investments accounted for with the equity method:
   - Interim period ended September 30, 2001: -
   - Interim period ended September 30, 2000: -
   - Fiscal year ended March 31, 2001: -
2. Average number of shares issued and outstanding throughout the period:
   - Interim period ended September 30, 2001: 86,594,530 shares
   - Interim period ended September 30, 2000: 86,635,342 shares
   - Fiscal year ended March 31, 2001: 84,755,313 share
3. Changes in accounting policies: Percentages shown for net sales, operating income, ordinary income and net income represent year-on-year change.

(3) Financial Position

	Millions of Yen – Except Per Share Data		
	Interim Period Ended September 30		FY-ended March 31,
	2001	2000	2001
Total Assets	2,010,566	1,314,785	1,865,537
Shareholders' Equity	415,571	284,988	306,549
Shareholders Equity Ratio (%)	20.7%	21.7%	16.4%
Shareholders' Equity per Share (yen)	4,450.53 yen	3,357.71 yen	3,611.74 yen

Notes:

1. Number of shares issued and outstanding at end of period:
   - Interim period ended September 30, 2001: 93,375,920 shares
   - Interim period ended September 30, 2000: 84,875,844 shares
   - Fiscal year ended March 31, 2001: 84,875,955 shares

(3) Cash Flow Situation

	Millions of Yen		
	Interim Period Ended September 30		FY-ended March 31,
	2001	2000	2001
Cash Used in Operating Activities	(172,725)	(45,995)	(97,559)
Cash Used in Investing Activities	(9,365)	(23,131)	(69,477)
Cash Used in Financing Activities	153,788	77,619	238,072
End-of-Period Balance of Cash and Cash Equivalents	125,126	90,893	153,435

(4) Matters Pertaining to Scope of Consolidation and Equity Method Accounting

Number of consolidated subsidiaries: 5
Non-consolidated subsidiaries accounted for with the equity method: 0
Affiliated companies accounted for with the equity method: 0

(5) Matters Pertaining to Changes in Scope of Consolidation and Equity Method Accounting

Number of companies entering scope of consolidation: 0
Number of companies leaving scope of consolidation: 0
Number of companies entering scope of equity method accounting: 0
Number of companies leaving scope of equity method accounting: 0

2. Consolidated Forecast for Fiscal Year Ending March 31, 2002

	Millions of Yen
	FY-ended March 31, 2002
Operating Revenue	400,987
Ordinary Income	114,698
Net Income	56,597

Note: Net income per share for the fiscal year ending March 31, 2002 is expected to amount to 629.02 yen.

Supplementary Materials

1. State of the Group

The AIFUL Group is composed of AIFUL Corporation (hereafter referred to as AIFUL or the Company), five consolidated subsidiaries, five non-consolidated subsidiaries and two affiliated companies. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business as well as conducting activities in businesses such as real estate-related financing.

Business Classification		AIFUL and Subsidiaries	Business Descriptions
Finance Business	Consumer finance business	AIFUL	These companies provide small-unsecured loans for consumers.
		Happy Credit Corporation	
		Sinwa Corporation	
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
	Real estate-secured loan business	AIFUL	The Company provides real estate-secured loans.
	Third party-guaranteed loan business	AIFUL	The Company lends to small businesses.
		Businext Corporation	
	Shinpan credit business	AIFUL	The Company offers card shopping, per-item shopping, loans and guarantees for consumers.
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
Other	Purchase, sale, leasing, brokering and mediation of real estate business	AIFUL	The Company buys, sells, leases, brokers and mediates real estate. The business has not been performed since March 31, 2001.
	Restaurant and amusement business	AIFUL	The Company manages a chain of Taiwanese family-style restaurants and operates karaoke parlors.

The organizational chart for the Company's businesses is as follows.


AIFUL Corporation
Finance Business
Consumer finance business
Consolidated subsidiary
Happy Credit Corporation
Consolidated subsidiary
Sinwa Corporation
Consolidated subsidiary
Life Co., Ltd
Consolidated subsidiary
Sanyo Shinpan Co., Ltd.
Real estate-secured loan business
Third party-guaranteed loan business
Consolidated subsidiary
Businext Corporation
Shinpan credit business
Consolidated subsidiary
Life Co., Ltd
Consolidated subsidiary
Sanyo Shinpan Co., Ltd.
Other Business
Purchase, sale, leasing, brokering and mediation of real estate business
Restaurant and amusement business
Consumers

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to expand and diversify its activities are a reflection of its basic stance to respond to the needs of its entire customer base.

Central to these efforts is AIFUL's continuous drive to increase customer convenience by making its services available to anybody, anywhere, anytime. At the same time, AIFUL aims to become a comprehensive financial services group which delivers both stability and creativity to a wide range of customers.

(2) Basic Policies on Profit Distribution

AIFUL's basic profit distribution policy aims to provide shareholders with a continuous return on their investments, based on careful considerations of business results and economic and financial factors. It is on the basis of this policy that AIFUL intends to attain the medium and long-term profit growth necessary to boost dividend payouts and corporate value.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives such as reinvesting funds in loans and financing mergers and acquisitions. Activities such as these will ensure that the Company lives up to its shareholders' expectations.

(3) Medium to Long-Range Business Strategies

The Japanese consumer finance industry is currently worth some 67 trillion yen. Retail finance accounts for 16.4 trillion yen of this total, with consumer loans (excluding collateral loans on bank deposits and postal savings) accounting for 35.1 trillion yen. Consumer finance companies are evidencing particularly rapid growth in this market, with the total share of these companies rising from 9.0% in 1991 to 22.4% (7.9 trillion yen) in 1999.

AIFUL has a proud history of growing at a speed that outstrips the industry average. At the same time however, on the basis of in-company medium and long-term estimates, AIFUL has also adjusted its management strategies in line with the expected slowdown of its key markets in the future. These strategies are intimately linked with AIFUL's vision of becoming a comprehensive retail finance company, targeting not just the 7.9 trillion yen consumer finance market outlined above, but the 29.6 trillion yen retail finance market (excluding financial institutions). In order to make this vision a reality, every company within the AIFUL Group is working to enhance brand identities, derive new synergies and push for the efficient cultivation of previously untapped areas of potential. New strategies with regards to product diversification and attracting new customers are due to play an important role in this respect. The former area has already the introduction of a range of new services to add to AIFUL's existing product lineup of unsecured loans, real estate-secured loans and business loans. Cash flow credits are among these new offerings. Nor will the future will see any let-up in AIFUL's efforts in this area, as the entire group continues to provide customers in this market with a larger range of high-quality services.

In terms of attracting new customers, AIFUL will form alliances with companies outside the industry to expand on existing sales channels. Proactive M&A activities will combine with the establishment of new companies and greater use of the Internet to widen AIFUL's access to prospective customers. Customer convenience will provide another important focus to accompany these activities.

Life Co., Ltd., which was purchased and became a group member in March of this year, is an example of AIFUL's aggressive strategies in this area. The new company is due to play an extremely important role in the AIFUL Group henceforth. In fact, the acquisition of this company, which boasted 7.48 million credit card holders and 70,000 affiliated outlets when purchased, has greatly accelerated AIFUL's progress towards becoming a comprehensive finance company. The establishment of new companies is an area well represented by Businext Corporation, founded in conjunction with Sumitomo Trust and Banking Co., Ltd. Operational since April of this year, this small business loans company is another important stepping stone on AIFUL's route to achieving the vision outlined above.

(4) Policies Concerning Improvement of AIFUL's Management and Control Organization (Improving Corporate Governance)

Weekly board meetings provide a forum for in-depth discussion of day-to-day issues, management priorities and strategies, and business opportunities. AIFUL's basic governance policy is to reach prompt management decisions after careful verification of all facts.

Management activities are subject to a system of checking functions. AIFUL Corporation has worked to strengthen compliance systems through audits by the Company's auditing firm and its own internal auditors, an Audit Committee, and creation of an Inspection Department and a Legal Department. Moreover, the Company is pursuing rigid corporate governance through actions such as enhancing cooperation between AIFUL's auditors and those of subsidiaries and holding regularly scheduled management meetings of the entire AIFUL Group.

With regard to disclosure activities, AIFUL has established a Public Relations Department and an Investor Relations Section as specialist units to provide information to the media, shareholders and investors. In addition to news releases and detailed disclosure information in the form of data books, these groups also arrange briefings for journalists, investors and analysts and respond to media requests for information. AIFUL regards the disclosure of corporate information as an important obligation of a listed company.

(5) Challenges

AIFUL has a history of steady growth as a specialist in the consumer finance industry. As outlined above, however, the consumer finance industry is predicted to enter a period of slower growth than has been seen to date. Accordingly, a new struggle over market share is predicted to take place, a struggle over an area that refuses to conform neatly to existing business categorizations. AIFUL has taken the necessary steps to ensure that it comes out on top in this competition. The purchase of Life Co., Ltd. was one such step. The establishment of a business system becoming a comprehensive retail finance group offering a full range of products and sales channels was another. Further fleshing out this business

system is a priority for AIFUL. Guided by the group brand concepts of stability and creativity, the AIFUL Group will work to bring together the human, material, financial and information resources of each group member. The synergies so derived will be instrumental in providing a steady flow of profits in the future.

3. Results of Operations

(1) Overview of the Current Consolidated Interim Period

Current State of the Retail Finance Business

During the current consolidated interim period, the global economy continued to lose momentum, a change clearly visible in the slowing down of the U.S. economy. The Japanese economy suffered further deflation as consumer spending failed to improve, and an unemployment rate of 5.0%, the highest on record, added to the nation's problems. In spite of these general economic trends, however, the retail finance business saw a continued increase in the number of new unsecured loans taken out. The TV-centered proactive advertising campaigns carried out by major players in the industry since the previous fiscal year have been central to this favorable development.

The interim period under review also played host to entry to the shinpan and credit card industries on the part of other large consumer finance companies. Moving outside the existing framework in this industry, these companies joined forces with banks to establish new joint venture companies and conduct M&A activities related to the guarantee business. Some finance companies also commenced operations in the service industry, putting the final touches to a period in which existing business categories and divisions were radically redrawn. Of course, differences do exist between the business strategies of major players in the industries in question. However, it cannot be denied that the retail finance market has undergone major upheavals of late, rendering the previous distinctions between consumer finance companies, credit companies, credit card companies and banks inapplicable to the current environment.

Summary of Operations

1. AIFUL Corporation

In the current consolidated interim period, AIFUL's management policy placed emphasis on the opening of branches in choice locations and a 'scrap and build' approach to unprofitable branches. This was reflected in the establishment of 2 staffed and 70 automated branches. This brought the total network as of September 31, 2001, to 1,581 branches, including 541 staffed branches, 1,036 automated branches, and four branches specializing in secured loans. The AIFUL CD-ATM network was also greatly expanded through the formation of new alliances with 7 banks. This took the number of CD-ATM's available to AIFUL customers to 26,565.

On a similar note, October 2001 saw AIFUL customers gain access to the loan repayment functions offered by the Loppi multimedia terminals installed in Lawson convenience stores.

These network improvements were accompanied by a variety of marketing measures. AIFUL's strategy calls for the continued development of a diverse line-up of unsecured loans and other products to meet a broader range of customer needs. With regards to the increases in personal bankruptcy and unemployment rates, AIFUL is due to implement its new seventh scoring system in the coming fiscal year. A thorough investigation of the existing scoring system will play a preliminary role in the introduction of this new, more accurate credit investigation system.

The number of new customers taking out unsecured loans with AIFUL continued to increase steadily during the current consolidated interim period, thanks to the Company's TV advertising campaign. A total of 240,000 new loan accounts were opened, 11.1% more than in the same period of the previous year. Real estate-secured loans and business loans have been positioned as essential to maintaining high growth rates after the predicted period of slower growth in the secured loan market arrives. These areas are currently providing important focuses for AIFUL's business activities.

As a result, in the current consolidated interim period, AIFUL's total loans to customers rose 15.7% over the same period the previous year, to reach 1,245,308 million yen.

2. Life Co., Ltd.

AIFUL purchased Life Co., Ltd. at the end of March 2001. At this time, Life's installment receivables and credit guarantee receivables amounted to 606,313 million yen (including 266,275 million yen of off-balance sheet receivables due to the liquidization of certain other receivables). The breakdown of this total was as follows: credit cards 63,079 million yen; per-item credit 139,125 million yen; credit card cashing loans 196,559 million yen; credit guarantee receivables 184,378 million yen; others 23,170 million yen. The total number of Life cardholders at the same point in time was 7.48 million.

Since purchasing Life, AIFUL has concentrated on revising the company's profit base. Receivable portfolios have witnessed radical shifts in an attempt to replace the old, low-profitability structure of the company with an AIFUL-devised high-profitability alternative. In more specific terms, the new Life has withdrawn from business areas that failed to capture high profits in the past, to make way for a concentrated influx of management resources into areas promising better results in years to come. These highly profitable areas include credit card shopping, cashing loans and other consumer finance businesses.

The credit card business is currently host to a particularly concerted effort to appeal to an ever-wider spectrum of customers. Cards compatible with the ETC system (an automatic payment system facilitating the smooth traversal of Japan's motorway system), and cards emblazoned with images of popular rock groups are among the new initiatives in this area.

In the per-item credit business, Life is staging a withdrawal from the auto-loan business due to the low profitability it offers. Alternate routes to customers are being actively sought however, through such means as attracting new, large-scale affiliated companies and carving out as yet undeveloped niche markets. In Life's consumer finance business, branches, which have gone by the name of 'Demi Plaza' to date, will feature the new name 'Life Cashing Plaza.' Some 40 new branches have already been opened, bringing the total number of these branches to 84.

In the guarantees business, Life is bringing to an end its efforts to date in the market for guarantees for auto and housing-related loans. Initiatives currently being pursued include revisions of guarantee rates for bank loans, and the cultivation of a new stratum of collaborators in this important business area.

As a result of the foregoing, the total of Life's loans to customers and credit guarantee installment receivables at the end of the interim period under review came to 592,097 million yen (including 174,984 million yen of off-balance sheet receivables due to the liquidization of certain other receivables). The breakdown of this total was as follows: credit cards 65,409 million yen; per-item credit 132,895 million yen; credit card cashing loans 217,127 million yen; credit guarantee installment receivables 158,447 million yen; other businesses 18,218 million yen

Volume of business for the period was as follows: credit card business 110,829 million yen; per-item credit business 49,705 million yen; and loans outstanding under credit card cashing and Play Card businesses 111,429 million yen. The period witnessed the issuing of 720,000 new credit cards, which brought the total credit card customer base to 8.12 million.

3. Other Group Companies

Businext Corporation, which commenced operations in April 2001, had a total loan balance of 2,456 million yen at the end of the current consolidated interim period. Factors responsible for this low figure were the positioning of this period as a time to review the middle risk business loan market and stringent credit investigations reflecting the difficult economic climate prevailing at present.

Other group companies performed extremely well during the current consolidated interim period. Happy Credit Corporation and Sinwa Corporation benefited from the introduction of AIFUL's credit investigation expertise. Loans to customers rose to 29,596 million yen and 19,058 million yen respectively. Sanyo Shinpan Co., Ltd., which became a wholly owned AIFUL subsidiary in June of this year, saw loans to customers and installment receivables total 11,389 million yen, rose over the same period the previous year.

As a result of the foregoing, total loans to customers at AIFUL and its five consolidated subsidiaries came to 1,522,067 million at the end of the current consolidated accounting period, an increase of 36.5% over the same period the previous year. Installment receivables were 201,760 million yen, credit guarantee installment receivables were 159,308 million yen, and others was 18,195 million yen.

The above amounts are due to of off-balance sheet receivables due to the liquidization of certain other receivables totaling 174,984 million yen (including 115,584 million yen in loans and of 59,399 million yen in installment receivables)

Brand Strategies

AIFUL has long been involved in a variety of activities in its role as corporate citizen. Examples include the joint hosting of marathons and participation in volunteer activities. Recently, the Company has been widening the reach of these activities in an attempt to boost awareness of the AIFUL brand. The Brand Project, based on a company-wide horizontally structured organization, has developed such ideas as an in-company investigation system geared towards creating a one-on-one consulting service. This will allow AIFUL to cater to customer needs more closely than ever before. Loan advisors working under this service will help young entrepreneurs bring their ideas to fruition through the 'AIFUL Dream Caravan' and spur on participation in volunteer activities with the 'Volunteer Heartful Prize.' All these activities and more will tie into an ever-heightening awareness of the AIFUL brand.

Anti-Crime Measures

AIFUL has introduced a number of measures with respect to crime prevention. These include the preparation of crime-prevention manuals, crime-prevention training carried out in cooperation with local police forces, and the stationing of security guards at staffed branches. Such related measures as increasing the number of fire extinguishers at AIFUL business locations and introducing paint devices to aid in the identification of criminals will also be pursued. In addition, all AIFUL business locations are constantly monitored by a network of 16 emergency centers located around Japan specifically for this purpose. Should an emergency occur at any AIFUL location, emergency center staff will determine the status of the emergency through monitor displays and promptly take action in conjunction with the appropriate authorities. This long-distance surveillance system is a key factor in AIFUL's efforts to maintain the safety of its customers and staff.

Capital Procurement Issues

The capital procurement environment contains favor for AIFUL. The current consolidated interim period saw the Company continue to diversify its capital procurement methods through the issue of domestic bonds to the sum of 70,000 million yen. Diversification of this nature will continue to support AIFUL's efforts with regards to ensuring a low-cost, stable supply of capital.

On a different note, the current consolidated interim period saw AIFUL make concerted attempts to improve the shareholders' equity rate, which had dropped with the acquisition of Life Co., Ltd. As part of this drive, the Company issued 8.5 million new shares both domestically and overseas, a move that resulted in the procurement of approximately 87,000 million yen. We would like to express our heartfelt gratitude to our shareholders for the support they have shown us in this and other ways.

Not only have these recent events made significant contributions to AIFUL's financial base, they have also bolstered the Company's ability to conduct mergers, acquisitions and other business expansion activities. Furthermore, AIFUL management will ensure that recent influxes of capital tie into greater efficiency in investments.

Cash Flow Situation

Cash and cash equivalents at the end of the current consolidated interim period rose 34,233 million yen, totaled 125,126 million yen over the same period the previous year. Factors here were the increase in loan balances and capital procurement in the form of new stocks and bonds.

Cash flow used in operating activities came to 172,725 million yen (a decline of 126,730 million yen compared with the previous year), due to the increase in loans to customers. Cash flow used in investing activities rose 13,766 million yen, and totaled 9,365 million yen over the same period the previous year.

Cash brought in through capital procurement served to offset these outflows of cash, as the issuance of new stock and bonds

brought cash flow from financing activities up 76,169 million yen, to 153,788 million yen over the same period the previous year.

Summary of Operations

As a result of the foregoing, group operating revenue for the current consolidated interim period rose 40.9% over the previous year to 191,584 million yen. Ordinary income declined 2.1% to 50,788 million yen, and net income increased 1.0% to 24,987 million yen.

AIFUL-only figures were as follows: operating revenue for the current consolidated interim period rose 14.6% over the previous year to 151,230 million yen. Ordinary income declined 1.2% to 51,542 million yen, and net income increased 8.9% to 27,259 million yen.

(2) Outlook for the Current Consolidated Accounting Period (Ending March 31, 2002)

Based on the issues outlined above, projected results for the current consolidated accounting period are as follows: operating revenue will climb 42.9% to 400,987 million yen, ordinary income is set to rise 10.8% to 114,698 million yen, and net income is predicted to increase 17.3% to 56,597 million yen.

AIFUL-only projections are as follows: operating revenue will rise 13.8% to 308,082 million yen, ordinary income will climb 12.2% to 116,000 million yen, and net income will increase 25.8% to 61,052 million yen.

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2001)		End of Previous Consolidated Interim Period (As of September 30, 2000)		End of Previous Consolidated Accounting Period (As of March 31, 2001)	
	Amount	%	Amount	%	Amount	%
Assets						
Current Assets:						
Cash and cash equivalents	133,431		92,075		155,491	
Loans	1,406,482		1,115,457		1,261,041	
Installment receivables	142,360		–		109,779	
Credit guarantee receivables	159,308		–		184,778	
Other operating receivables	18,195		–		–	
Inventories	1,164		2,191		3,035	
Deferred tax assets:	7,652		9,505		12,865	
Other	35,855		15,906		32,639	
Allowance for bad debts:	(83,472)		(41,686)		(82,561)	
Total current assets	**1,817,978**	**90.4**	**1,193,449**	**90.8**	**1,677,069**	**89.9**
Fixed Assets:						
Tangible fixed assets:						
Land	45,948		43,377		45,955	
Other	29,653		24,618		29,924	
Total tangible fixed assets	**75,601**	**3.7**	**67,996**	**5.2**	**75,879**	**4.1**
Intangible fixed assets:						
Consolidation adjustment account	34,971		4,130		36,834	
Other	8,793		3,570		8,001	
Total intangible fixed assets:	**43,764**	**2.2**	**7,701**	**0.6**	**44,836**	**2.4**
Other investment assets:						
Claims in bankruptcy	14,808		14,458		11,858	
Deferred tax assets:	11,547		1,110		9,119	
Other	62,126		49,155		61,295	
Allowance for bad debts	(16,487)		(19,828)		(15,833)	
Total other investment assets:	**71,995**	**3.6**	**44,896**	**3.4**	**66,440**	**3.5**
Deferred Assets:	1,225	0.1	741	0.0	1,311	0.1
Bond issuing expenses	1,225		741		1,311	
Total Fixed Assets	191,361	9.5	120,594	9.2	187,155	10.0
Total Assets	**2,010,566**	**100.0**	**1,314,785**	**100.0**	**1,865,537**	**100.0**

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2001)		End of Previous Consolidated Interim Period (As of September 30, 2000)		End of Previous Consolidated Accounting Period (As of March 31, 2001)	
	Amount	%	Amount	%	Amount	%
Liabilities						
Current Liabilities:						
Trade notes and accounts payable	24,621		3,499		26,420	
Credit guarantees payable	159,308		–		184,778	
Short-term debt	26,354		19,849		32,323	
Current portion of bonds	40,000		36,000		36,000	
Current portion of long-term debt	357,499		279,773		315,200	
Commercial paper	15,000		15,000		15,000	
Income taxes payable	23,347		23,136		25,861	
Reserve for accrued bonuses:	4,105		2,400		3,738	
Gains on deferred installments	5,656		–		5,281	
Other	36,007		7,204		44,656	
Total current liabilities:	691,900	34.4	386,863	29.4	689,259	36.9
Long-Term Liabilities:						
Bonds	401,500		198,500		341,500	
Long-term debt	472,823		433,844		499,241	
Allowance for retirement benefits for employees	6,257		604		6,189	
Allowance for retirement benefits for directors	1,009		918		954	
Other	20,899		9,065		20,692	
Total long-term liabilities:	902,489	44.9	642,933	48.9	868,578	46.6
Total Liabilities	1,594,390	79.3	1,029,796	78.3	1,557,838	83.5
Minority Interests:						
Minority interests	604	0.0	–	–	1,149	0.1
Shareholders' Equity:						
Common stock	83,317	4.1	39,788	3.0	39,788	2.1
Additional paid-in capital	94,047	4.7	50,527	3.9	50,527	2.7
Consolidated retained earnings	238,332	11.9	194,160	14.8	215,978	11.6
Differences in evaluation of other marketable securities	(124)	(0.0)	513	0.0	255	0.0
Treasury stock	(0)	(0.0)	(1)	(0.0)	(0)	(0.0)
Total Shareholders' Equity	415,571	20.7	284,988	21.7	306,549	16.4
Total Liabilities, Minority Interests and Shareholders' Equity	2,010,566	100.0	1,314,785	100.0	1,865,537	100.0

(2) Consolidated Statements of Income

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Interim Period From April 1, 2000 to September 30, 2000		Previous Consolidated Accounting Period From April 1, 2000 to March 31, 2001	
	Amount	%	Amount	%	Amount	%
Operating Revenue:						
Interest on loans to customers	172,906	90.3	131,790	96.9	272,236	97.0
Credit card revenue	3,146		–	–	–	–
Per-item credit revenue	4,005		–	–	–	–
Other financial revenue	302		149	0.1	341	0.1
Other operating revenue	11,223		4,036	3.0	8,078	2.9
Sales of property	2,509		–		40	
Restaurant business sales	648		674		1,303	
Other	8,065		3,362		6,735	
Total operating revenue	191,584	100.0	135,976	100.0	280,656	100.0
Operating expenses						
Financial expenses	16,985	8.9	13,838	10.2	28,934	10.3
Interest expense	10,930		10,448		20,908	
Other	6,054		3,389		8,025	
Cost of sales	2,511	1.3	193	0.1	435	0.2
Cost of sales of property	2,330		-		56	
Cost of restaurant business sales	180		193		378	
Other	115,378	60.2	68,895	50.7	146,953	52.3
Advertising expenses	13,975			8,156	17,652	
Commissions	10,352			6,204	10,791	
Loan losses	–			441	3,837	
Transfers to allowance for bad debts	36,174			22,241	47,869	
Employee salaries and bonuses	14,630		8,803		17,631	
Transfers to accrued bonuses	4,080		2,400		2,333	
Retirement benefit expenses	674		–		1,992	
Transfers allowance to directors' retirement bonuses	55		34		70	
Rent Fees	11,056		7,839		15,655	
Depreciation expense	3,250		1,382		4,277	
Consolidation adjustment account write-off	1,863		218		435	
Other	19,264		11,173		24,406	
Total operating expenses	134,875	70.4	82,927	61.0	176,323	62.8
Total operating income	56,709	29.6	53,049	39.0	104,333	37.2

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Interim Period From April 1, 2000 to September 30, 2000		Previous Consolidated Accounting Period From April 1, 2000 to March 31, 2001	
	Amount	%	Amount	%	Amount	%
Non-Operating Revenue:	**428**	**0.2**	336	0.2	1,061	0.4
Interest on loans	25		54		106	
Dividends received	29		73		90	
Insurance dividends received	144		79		474	
Other	229		129		390	
Non-operating expenses	6,349	3.3	1,530	1.1	1,862	0.7
Transfers to allowance for bad debts	1,332		1,163		1,064	
New stock issuing expenses	4,234		–		–	
Other	781		366		797	
Ordinary Income	50,788	26.5	51,854	38.1	103,533	36.9
Extraordinary income	619	0.3	114	0.1	77	0.0
Recovery of debts written off in previous year	230		114		76	
Other	388		–		1	
Extraordinary losses	551	0.3	4,485	3.3	11,036	3.9
Loss on sale of fixed assets	-		–		1,555	
Transfers to allowance for bad debts	47		2,868		998	
Loan losses	99		–		5,500	
Loss on valuation of investment securities	81		939		1,531	
Differences of change in retirement benefit accounting	512				1,024	
Other	322		164		426	
Extraordinary losses						
Income before income taxes	50,855	26.5	47,483	34.9	92,573	33.0
Corporate, local and enterprise taxes	23,353	12.2	23,244	17.1	46,204	16.5
Adjustment on corporate tax, etc.	(3,059)	(1.6)	497	0.4	1,832	0.7
Minority interests	545	0.3	–	–	50	0.0
Net income	**24,987**	**13.0**	**24,737**	**18.2**	**48,252**	**17.2**

(3) Consolidated Interim Statements of Retained Earnings

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2001 to September 30, 2001		Previous Consolidated Interim Period From April 1, 2000 to September 30, 2000		Previous Consolidated Accounting Period From April 1, 2000 to March 31, 2001	
	Amount		Amount		Amount	
Consolidated retained earnings at beginning of interim period	215,978	171,237	171,237			
Decrease in consolidated retained earnings						
Cash dividends	2,546		1,715		3,413	
Directors' and auditors' bonuses	87	2,633	99	1,814	99	3,512
Net income	24,987		24,737		48,252	
Consolidated retained earnings at end of interim period	238,332		194,160		215,978	

(4) Consolidated Interim Statements of Cash Flows

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2001 to September 30, 2001	Previous Consolidated Interim Period From April 1, 2000 to September 30, 2000	Previous Consolidated Accounting Period From April 1, 2000 to March 31, 2001
	Amount	Amount	Amount
Cash flow used in operating activities:	50,855		
Income before income taxes	3,264	47,483	92,573
Depreciation and amortization	1,863	2,057	4,281
Write-down of consolidation adjustment account		218	435
Loss on valuation of investment securities	81	939	1,531
Increase in allowance for bad debts	1,698	4,244	6,462
Increase in accrued bonuses	366	418	355
Increase in allowance for retirement benefits for employees	67	438	2,031
Increase (decrease) in allowance for retirement benefits for directors	54	3	38
Non-operating interest on loans and cash dividends	(187)	(127)	(196)
New shares issuing expense	4,234	–	–
Amortization of bond issuing expenses	477	234	938
Foreign exchange loss	67	–	–
Loss on sale of tangible fixed assets	–	–	1,554
Loss on disposal of tangible fixed assets	313	184	381
Loss on sale of investment securities	(54)	–	–
Bonuses paid to directors	(87)	(99)	(99)
Increase in loans to customers	(145,440)	(78,569)	(166,813)
Installment receivables	(55,718)	–	–
Other gain (loss) on trade receivables	4,941	–	–
Decrease in claims in bankruptcy	(2,949)	1,552	4,166
Increase in inventories	1,871	(33)	(296)
Decrease in prepaid expenses	820	404	433
Increase (decrease) in long-term prepaid expenses	(210)	300	(529)
Increase in other current assets	(4,159)	(1,491)	(3,537)
Increase in other current liabilities	(9,612)	1,448	4,701
Other	393	(45)	(162)
Sub-total	(147,046)	(20,435)	(51,748)
Non-operating interest on loans and cash dividends	187	128	196
Payments for corporate and other taxes	(25,866)	(25,687)	(46,008)
Cash flow used in operating activities	(172,725)	(45,995)	(97,559)

(Millions of Yen)

	Current Consolidated Interim Period From April 1, 2001 to September 30, 2001	Previous Consolidated Interim Period From April 1, 2000 to September 30, 2000	Previous Consolidated Accounting Period From April 1, 2000 to March 31, 2001
	Amount	Amount	Amount
Cash flow used in investing activities:			
Disbursements for investments in term deposits	(5,267)	(385)	(685)
Revenue from payments of term deposits	1,974	120	925
Decrease in beneficial interest in trusts	(0)	1,500	1,999
Disbursement for purchase of loans accompanying the transfer of business from acquired companies	–	(22,094)	(22,094)
Payments for acquisition of other assets by business transfer	–	(508)	(508)
Funds used for purchase of tangible fixed assets	(2,167)	(1,309)	(5,380)
Gain on sale of tangible fixed assets	19	–	240
Funds used for purchase of intangible fixed assets	(2,405)	(271)	(487)
Funds used for purchase of investment securities	(1,502)	(0)	(19)
Funds provided by sale of investment securities	155	3	10
Payments for acquisition of subsidiaries' stock in change of consolidation	–	–	(48,416)
Payments for acquisition of subsidiaries by exchange of stocks	–	(130)	(130)
Funds used for acquisition of paid-in capital	–	(0)	(250)
Funds provided by sale of paid-in capital	36	69	171
Funds used in collections of long-term loans receivables	(338)	–	–
Gain on collection of long-term loans receivable	60	–	5,494
Funds used for purchases of investments and other assets	(129)	(181)	(304)
Funds provided from sales of investments and other assets	392	222	531
Other	(191)	(165)	(574)
Cash flow used in investing activities	(9,365)	(23,131)	(69,477)
Cash flow from financing activities:			
Increase in short-term debt	90,686	50,049	97,422
Payments for repayment of short-term debt	(96,655)	(44,410)	(172,069)
Increase in long-term debt	258,794	166,931	405,417
Repayments of long-term debt	(242,912)	(157,781)	(296,755)
Gains from issuance of stock	82,813	–	–
Cash from bond issuance	69,608	64,545	236,270
Loss on redemption of bonds	(6,000)	–	(30,000)
Increase in treasury stock	(0)	(0)	0
Gain on payments from minor shareholders for establishment of subsidiaries/affiliated companies	–	–	1,200
Cash dividends paid	(2,546)	(1,716)	(3,413)
Cash flow from financing activities	153,788	77,619	238,072
Conversion difference related to cash and cash equivalents	(6)	–	–
Increase in cash and cash equivalents	(28,308)	8,492	71,035
Balance of cash and cash equivalents at beginning of period	153,435	81,019	81,019
Increase in cash and cash equivalents from new consolidations	–	1,380	1,380
Balance of cash and cash equivalents at the end of period	125,126	90,893	153,435

Significant Accounting Policies Relating to the Interim Financial Statements

1. Matters pertaining to consolidation

(1) No. of consolidated subsidiaries: 5

Names of consolidated subsidiaries: Happy Credit Corporation, Sinwa Corporation, Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation

(2) No. of non-consolidated subsidiaries: 5

Names of non-consolidated subsidiaries: MARUTOH Co., Ltd., 4 others

(Reasons the companies are excluded from consolidation)

The Company's five non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

2. Matters concerning the application of equity method accounting

Non-consolidated subsidiaries (MARUTOH COMPANY LIMITED and four others) and affiliated companies (Sysnet Limited and one other) have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated interim net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

3. Matters pertaining to interim settlement dates of consolidated subsidiaries

The interim settlement dates of consolidated subsidiaries are the same as that of AIFUL.

4. Accounting principles used for standard accounting treatment

(1) Appraisal standards and methods for principal assets

① Marketable securities

Other marketable securities

Securities valued at market	Market value method based on the market prices on the interim settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)
Securities not valued at market	Cost method, cost being determined by the moving average method
② Derivatives:	Market value method
③ Inventories	
Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
Currently leased real estate	Lower-of-cost-or-market method, cost being determined by the cost method
Warehouse goods	Latest purchase cost method

(2) Depreciation methods for depreciable assets

① Tangible fixed assets: Decline balance depreciation method

Major useful lives are as follows:

Buildings and structures	3 – 50 years
Machinery and vehicles	2 – 15 years
Equipment and fittings	2 – 20 years

② Intangible fixed assets	
Software	Straight-line method based on the assumed useful life for internal use (5 years)
Other	Straight-line method
③ Long-term prepaid expenses	Straight-line method
④ Deferred assets	
Bond issuing expenses	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.

(3) Accounting standards for allowances and reserves

① Allowance for bad debts: Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

②	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.
③	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year.
④	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

(4) Accounting treatment for lease transactions
In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

(5) Hedge accounting methods

① Hedge accounting methods — The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.

② Hedging methods and hedged transactions

Hedging methods	Interest caps and interest swaps
Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).

③ Hedging policy — The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.

④ Evaluation of hedge effectiveness — The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

(6) Other Significant Accounting Policies Relating to the Interim Financial Statements

①	Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
②	Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as deferred credit profits in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.
③	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.
④	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

(7) Conversion standards for assets and liabilities in foreign currency
Assets and liabilities in foreign currency are converted directly into yen using exchange rates valid on September 30, 2001. Conversion disparities are recorded as profits and losses.

5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities
Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.

6. Scope of cash included on Consolidated Interim Statement of Cash Flows
Cash and cash equivalents shown on the Consolidated Interim Statement of Cash Flows include cash on hand, demand deposits, and highly liquid short-term investments that mature within three months of the date of acquisition that can be easily converted into

7. Write-off of the consolidation adjustment account
The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.

Notes

Consolidated Interim Balance Sheets

1. Additional paid-in capital includes an increase of 8,651 million yen as a result of exchange stocks with Sinwa Corporation. This includes a difference of 4,217 million yen recorded as a result of the valuation of a newly consolidated subsidiary.

(Millions of Yen)

		End of current consolidated interim period	End of previous consolidated interim period	End of previous consolidated accounting period
2.	Accumulated depreciation on tangible fixed assets	33,432	18,897	32,156
3.	Assets pledged as collateral and corresponding liabilities:			
(1)	Assets pledged as collateral			
	Deposits	350	800	393
	Loans	520,753	382,200	541,725
	Installment receivables	18,118	–	–
	Tangible fixed assets (land)	8,204	10,783	8,204
	Tangible fixed assets (other)	2,241	3,209	2,301
	Other investment assets (other)	407	155	397
	Total	550,076	397,147	553,022
(2)	Related payables			
	Short-term debt	12,280	849	15,260
	Current portion of long-term debt	190,513	137,849	170,819
	Long-term debt	270,991	210,636	289,711
	Other	189	-	294
	Total	473,974	349,335	476,085

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 59,471 million yen for current portion of long-term debt and 85,305 million yen for long-term debt, for a total of 146,776 million. The Company has also offered 4,367 million yen for cash and cash equivalents as collateral for swap transactions.

4. Installment receivables (Millions of Yen)

Card shopping	65,793	–	36,032
Per item shopping	76,538	–	50,575
Guarantees	–	–	23,137
Other	28	–	33
Total	142,360	–	109,779

Guaranteed receivables have been classified as other receivables from the present period.

5. Gains on deferred installments (Millions of Yen)

	End of Current Consolidated Interim Period				End of Previous Consolidated Interim Period				End of Previous Consolidated Accounting Period			
	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Amount enacted during period	Balance at end of period
Credit card shopping	163	4,690	4,243	610 (158)	–	–	–	– (–)	–	–	–	163 (23)
Per item shopping	1,967	5,043	4,175	2,835 (747)	–	–	–	– (–)	–	–	–	1,967 (148)
Guarantees	2,949	1,146	2,139	1,956 (0)	–	–	–	– (–)	–	–	–	2,949 (0)
Loans	200	21,115	21,061	254 (–)	–	–	–	– (–)	–	–	–	200 (–)
Total	5,281	31,995	31,620	5,656 (906)	–	–	–	– (–)	–	–	–	5,281 (172)

Notes:

Figures in parentheses are commission charges from franchised stores on internal memorandums.

6. Liquidization of receivables

Loans and installment receivables include an off-balance amount for 174,984 million yen accompanied by the liquidation of the claim contents shown below:

(Millions of yen)

	End of Current Consolidated Interim Period	End of Previous Consolidated Interim Period	End of Previous Consolidated Accounting Period
Loans	115,584	–	146,594
Installment receivables	59,399	–	119,681
Total	174,984	–	266,275

7. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

(Millions of yen)

	End of Current Consolidated Interim Period			End of Previous Consolidated Interim Period			End of Previous Consolidated Accounting Period		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	397	15,217	15,615	–	15,045	15,045	–	13,071	13,071
Loans in arrears	15,893	13,613	20,506	10,495	8,738	19,233	13,411	12,232	25,644
Loans in arrears longer than 3 months	7,294	1,965	9,260	5,456	1,333	6,789	5,526	1,669	7,196
Loans with adjusted terms	34,896	46	34,942	22,452	32	22,485	33,941	61	34,002
Total	58,481	30,842	89,324	38,404	25,150	63,554	52,880	27,033	79,913

Explanations of each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Note to the Consolidated Interim Statement of Cash Flows

1. Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated interim balance sheets:

(Millions of yen)

Cash and cash equivalents account	130,431	92,075	155,491
Term deposits with maturity greater than 3 months	(5,304)	(1,182)	(2,055)
Cash and cash equivalents	125,126	90,893	153,435

2. Details of the assets and liabilities of Life Co., Ltd. and Sanyo Shinpan Co., Ltd., Businext Corporation, which became consolidated subsidiaries through an exchange of capital:

(Millions of yen)

Current assets	–	–	394,559
Fixed assets	–	–	25,667
Consolidation adjustment account	–	–	32,921
Current liabilities	–	–	(341,913)
Long-term liabilities	–	–	(5,231)
Minority interests	–	–	(1,200)
Cash and cash equivalents	–	–	104,804
Stock purchase price	–	–	(56,387)
Difference: Expenditures accompanying purchase of stock in subsidiary	–	–	48,416

3. Details of the assets and liabilities of Sinwa Corporation, which became a consolidated subsidiary through an exchange of stock:

(Millions of yen)

Current assets	–	14,900	14,900
Fixed assets	–	1,509	1,509
Consolidation adjustment account	–	4,347	4,347
Current liabilities	–	(6,919)	(6,919)
Long-term liabilities	–	(5,056)	(5,056)
Price of acquisition of Sinwa Corporation	–	8,781	8,781
Price of new shares issued through the exchange of stock	–	(8,651)	(8,651)
Difference: Expenditures accompanying purchase of stock in Sinwa Corporation	–	130	130

4. Other non-cash transactions
In accordance with the regulations laid down in Article 358 of the Commercial Code, the Company issued 721,500 new shares through an exchange of stock in order to make Sinwa Co., Ltd. a wholly owned subsidiary. The following increases were recorded as a result.

(Millions of yen)

Increase in common stock due to the issue of new shares	–	36	36
Increase in legal reserves (paid-in capital) due to the issue of new shares	–	8,615	8,615
Total	–	8,651	8,651

Segment Information

(1) Segment information by type of business
For the current Consolidated Interim Period (From April 1, 2001 to September 30, 2001) the Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating income in all of the Company's business segments.

(2) Segment information by region
For the current Consolidated Interim Period (From April 1, 2001 to September 30, 2001) the Company did not report segment information by location, as the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan.

(3) Foreign sales
For the current Consolidated Interim Period (From April 1, 2001 to September 30, 2001) the Company did not have any foreign sales.

Lease transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	Current Consolidated Interim Period			Previous Consolidated Interim Period			Previous Consolidated Accounting Period		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Equipment attached to buildings	20	3	17	—	—	—	7	0	7
Vehicles	260	123	137	154	75	79	489	276	212
Equipment and fittings	28,206	18,967	9,239	25,186	17,386	7,800	29,715	21,204	8,511
Total	28,487	19,094	9,393	25,341	17,461	7,879	30,212	21,480	8,731

(2) Outstanding balance of future lease payments at the end of the period: (Millions of yen)

Within one year	5,513	5,058	5,251
Over one year	7,297	6,030	6,505
Total	12,810	11,089	11,756

(3) Amount of lease fee payments, depreciation expense and interest expense: (Millions of yen)

Lease fee payments	3,313	3,223	6,322
Depreciation expenses	3,025	2,854	5,532
Interest expenses	221	220	414

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating lease transactions

(1) Leases in progress: (Millions of yen)

Within one year	12	—	51
Over one year	9	—	93
Total	21	—	144

Marketable Securities:

1. Marketable Securities Valued at Market

(Millions of Yen)

Other marketable securities	Current Consolidated Interim Period (As of September 30, 2001) Acquisition value	Amount recorded on consolidated interim balance sheets	Difference	Previous Consolidated Interim Period (As of September 30, 2000) Acquisition value	Amount recorded on consolidate d interim balance sheets	Difference	Previous Consolidated Accounting Period (As of March 31, 2001) Acquisition value	Amount recorded on consolidate d balance sheets	Difference
①Stock	5,661	5,162	(498)	3,999	4,883	883	5,772	6,011	239
②Bonds									
National and local bonds	269	270	1	–	–	–	269	270	1
Bonds	10	10	0	10	10	0	10	10	0
Total	5,941	5,443	(497)	4,009	4,893	883	6,052	6,292	239

2. Major Marketable Securities Not Valued at Market

(Millions of Yen)

Details	Current Consolidated Interim Period (As of September 30, 2001)	Previous Consolidated Interim Period (As of September 30, 2000)	Previous Consolidated Accounting Period (As of March 31, 2001)
Other marketable securities	Amount recorded on consolidated interim balance sheets	Amount recorded on consolidated interim balance sheets	Amount stated on consolidated balance sheets
①Stock not publicly traded (excluding OTC stock)	3,861	1,227	2,349
②National bonds not publicly traded	–	–	–
Total	3,861	1,227	2,349

Derivative Transactions

Matters pertaining to transaction market values

Contract amounts, market values and gains/losses on evaluations of derivative transactions

(Millions of Yen)

	Type	End of Current Consolidated Interim Period (As of September 30, 2001) Contract value	Over one year	Market value	Evaluation gain/loss	End of Previous Consolidated Interim Period (As of September 30, 2000) Contract value	Over one year	Market value	Evaluation gain/loss	End of Previous Consolidated Accounting Period (As of March 31, 2001) Contract value	Over one year	Market value	Evaluation gain/loss
Non-market transactions	Purchase of interest caps Long	1,500	1,000	0	(1)	–	–	–	–	1,500	1,000	1	(24)
Total		1,500	1,000	0	(1)	–	–	–	–	1,500	1,000	1	(24)

Note 1: Market value calculations

Market value calculations are based upon the values indicated by the relevant financial institutions.

2. Interest rate cap transactions to which hedge accounting is applied are not stated.
3. The Company has paid premiums for interest cap transactions. Figures in parentheses are those recorded on the current consolidated interim balance sheets
4. Assumed principals in interest cap transactions are not actually received, but serve as a basis for calculations. Accordingly, they do not act as indicators for market and credit risks of the Company.

Results of Operations

(1) Operating Revenue

(Millions of Yen)

		Current Consolidated Interim Period From April 1,2001 to September 30,2001		Previous Consolidated Interim Period From April 1,2000 to September 30,2000		Previous Consolidated Accounting Period From April 1,2000 to March 31,2001	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	150,706	78.7	113,927	83.8	234,374	83.5
	Secured loans	20,271	10.6	16,444	12.1	34,974	12.5
	Small business loans	1,928	1.0	1,418	1.0	2,888	1.0
	Sub-total	172,906	90.3	131,790	96.9	272,236	97.0
Credit card revenue		3,146	1.6	—	—	—	—
Per-item credit revenue		4,005	2.1	—	—	—	—
Other financial revenue	Interest on deposits	46	0.0	25	0.0	99	0.0
	Interest on marketable securities	0	0.0	0	0.0	0	0.0
	Interest on loans	101	0.1	122	0.1	240	0.1
	Other	152	0.1	1	0.0	1	0.0
	Sub-total	302	0.2	149	0.1	341	0.1
Other operating revenue	Sales of property	2,509	1.3	–	–	40	0.0
	Cost of sales of restaurant business	648	0.3	674	0.5	1,303	0.5
	Bad debt write-off recovery	2,733	1.4	1,764	1.3	3,509	1.3
	Other	5,331	2.8	1,597	1.2	3,225	1.1
	Sub-total	11,223	5.8	4,036	3.0	8,078	2.9
Total		191,584	100.0	135,976	100.0	280,656	100.0

Note: "Other" included in "Other operating revenue" consists of guarantee revenues from guarantee contracts and card membership fees.

(2) Other Operating Indicators

(Millions of Yen)

	End of Current Consolidated Interim Period (As of September 30, 2001)	End of Previous Consolidated Interim Period (As of September 30, 2000)	End of Previous Consolidated Accounting Period (As of March 31, 2001)
Total amount of loans outstanding	1,522,067	1,115,457	1,407,636
Unsecured loans	1,250,074	901,685	1,167,837
Secured loans	254,654	203,290	227,600
Small business loans	17,338	10,481	12,198
Number of customer accounts	3,222,108	2,169,715	3,043,022
Unsecured loans	3,139,083	2,105,287	2,971,826
Secured loans	68,411	55,922	61,025
Small business loans	14,614	8,506	10,171
Number of branches	1,859	1,531	1,771
Staffed branches	721	581	687
Unstaffed branches	1,122	933	1,067
Branches for secured loans	4	4	4
Restaurants	9	10	10
Karaoke parlors	3	3	3
Number of "Ojidosan" loan-contracting machines	1,744	1,500	1,636
Number of ATMs	86,081	19,179	79,043
Company-owned	2,066	1,656	1,995
Partner-owned	84,015	17,523	77,048
Number of employees	5,955	3,714	5,750
Bad debt write-off	35,264	19,172	41,982
Allowance for bad debts	99,959	61,515	98,395
Net income per share (yen)	288.56	292.28	569.32
Net assets per share (yen)	4,450.53	3,357.71	3,611.74

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans (to the sum of 115,584 million yen for the current consolidated interim period and 146,594 million yen for the previous consolidated accounting period) have been included as a result of liquidation of claims.

Bad debt write-off does not include claims in bankruptcy, which came to 360 million yen in the current consolidated interim period, 3,184 million in the previous consolidated interim period, and 5,347 million in the previous consolidated accounting period.

Life Co., Ltd. and Sanyo Shinpan Co., Ltd. have been included in the scope of consolidation since the current consolidated interim period.

(Translation, information purpose)

AIFUL CORPORATION

Non-Consolidated Earnings Report

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down (not rounded off to the nearest unit) to the nearest unit. This document is an English translation of the Japanese-language original.

Interim FY 2002

(Ended September 30)

—Note : Forward Looking Statements—

The figures contained in this EARNINGS REPORT with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market, changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on AIFUL's debt, and legal limits on interest rates charged by AIFUL. This EARNINGS REPORT does not constitute any offer of any securities for sale.

AIFUL Corporation (8515)

November 6, 2001

Financial Statements (Non-Consolidated)

For the interim period ended September 30, 2001

AIFUL Corporation (8515)

Head office:	Kyoto City
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting:	November 6, 2001
Date of Shareholders' meeting to approve financial activities:	December 10, 2001
Interim dividend:	Yes

1. Non-Consolidated Business Results for the Interim Period Ended September 30, 2001

(1) Operating Results

	Millions of Yen – Except Per Share Data					
	Interim Period Ended September 30				FY-ended March 31,	
	2001		2000		2001	
Operating Revenue	151,230	14.6%	131,907	14.0%	270,827	13.5%
Operating Income	55,680	4.9%	53,094	28.2%	103,319	18.2%
Ordinary Income	51,542	(1.2)%	52,189	29.7%	103,372	21.6
Net Income	27,259	8.9%	25,039	22.2%	48,512	10.0%
Net Income per Share (yen)	314.79 yen		295.85 yen		572.38 yen	

Note 1: Average number of shares issued and outstanding during the period:

Interim period ended September 30, 2001: 86,594,530 shares

Interim period ended September 30, 2000: 84,635,500 shares

Fiscal year ended March 31, 2001: 84,755,420 shares

Note 2: Changes in accounting policies: None

Note 3: Percentages shown for net sales, operating income, ordinary income and net income show year-on-year change.

(2) Dividend Information

	Dividends Distributed (in Yen)		
	Interim Period Ended September 30		FY-ended March 31,
	2001	2000	2001
Interim Dividends per Share of Common Stock	25.00	20.00	-
Year-End	-	-	50.00

(3) Financial Position

	Millions of Yen – Except Per Share Data		
	Interim Period Ended September 30		FY-ended March 31,
	2001	2000	2001
Total Assets	1,742,525	1,302,221	1,586,409
Shareholders' Equity	413,833	281,077	302,601
Shareholders Equity Ratio (%)	23.7%	21.6%	19.1%
Shareholders' Equity Per Share (yen)	4,431.91	3,311.63	3,565.21

Note 1: Number of shares issued and outstanding at end of period:

Interim period ended September 30, 2001: 93,375,920 shares

Interim period ended September 30, 2000: 84,876,000 shares

Fiscal year ended March 31, 2001: 84,876,000 shares

(4) Forecast for Fiscal Year Ending March 31, 2002

	Millions of Yen
	Fiscal Years ending March 31, 2002
Operating Revenue	308,082
Ordinary Income	116,000
Net Income	61,052
Annual Dividends per Share of Common Stock	50.00
Interim Dividends per Share of Common Stock	25.00
Year-End Dividends per Share of Common Stock	25.00

Note: Net income per share for the fiscal year ending March 31, 2002 is expected to amount to 678.53 yen.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheet

(Millions of Yen)

	End of Current Non-Consolidated Interim Period (As of September 30,2001)		End of Previous Non-Consolidated Interim Period (As of September 30,2000)		End of Previous Non-Consolidated Accounting Period (As of March 31,2001)	
Assets	Amount	%	Amount	%	Amount	%
Current Assets:						
Cash and cash equivalents	89,353		90,689		95,768	
Loans	1,245,308		1,075,892		1,159,734	
Real estate for sale	624		936		818	
Real estate for sale	–		1,243		1,622	
Currently leased real estate	10		11		13	
Warehouse goods	5,651		8,775		9,240	
Deferred tax assets:	241		238		236	
Short-term loans	200		200		200	
Short-term loans to affiliated companies	–		1		0	
Treasury stock	20,375		14,965		16,698	
Other	(48,941)		(39,404)		(45,115)	
Allowance for bad debts	1,245,308		1,075,892		1,159,734	
Total Current Assets	1,312,824	75.3	1,153,549	88.6	1,239,217	78.1
Fixed Assets:						
Tangible Fixed Assets:						
Land	41,212		42,974		41,212	
Other	25,593		24,168		26,177	
Total Tangible Fixed Assets	66,805	3.8	67,143	5.2	67,389	4.2
Total Intangible fixed assets:	3,928	0.2	3,462	0.3	2,966	0.2
Other investment assets:						
Stock held in affiliated companies	109,845		4,721		109,745	
Long-term loans to affiliated companies	194,651		32,165		117,550	
Claims in bankruptcy	14,808		14,458		11,844	
Deferred tax assets	4,218		762		1,644	
Loss on deferred hedges	21,052		–		20,090	
Other	29,651		45,044		30,476	
Allowance for bad debts	(16,486)		(19,827)		(15,828)	
Other investment assets	357,740	20.6	77,325	5.9	275,524	17.4
Deferred assets:						
Bond issuing expenses	1,225		741		1,311	
Total Deferred Assets	1,225	0.1	741	0.0	1,311	0.1
Total Fixed Assets	428,475	24.6	147,930	11.4	345,880	
Total Assets	1,742,525	100.0	1,302,221	100.0	1,586,409	100.0

(Millions of Yen)

Liabilities and Shareholders' Equity	End of Current Non-Consolidated Interim Period (As of September 30,2001)		End of Previous Non-Consolidated Interim Period (As of September 30,2000)		End of Previous Non-Consolidated Accounting Period (As of March 31,2001)	
	Amount	%	Amount	%	Amount	%
Liabilities						
Current Liabilities:						
Notes payable	4,298		3,473		3,773	
Accounts payable	26		26		31	
Short-term debt	14,500		19,500		17,500	
Current portion of bonds	40,000		36,000		36,000	
Current portion of long-term debt	347,483		275,508		312,256	
Commercial paper	15,000		15,000		15,000	
Income taxes payable	22,754		22,581		25,530	
Reserve for accrued bonuses	2,483		2,307		2,192	
Other	9,207		7,006		9,610	
Total Current Liabilities	455,752	26.2	381,403	29.3	421,894	26.6
Long-Term Liabilities:						
Bonds	401,500		198,500		341,500	
Long-term debt	447,849		430,799		496,917	
Allowance for retirement benefits for employees	1,966		545		2,115	
Transfers to allowance for retirement benefits for directors	1,000		911		945	
Interest swaps	20,303		-		20,090	
Other	319		8,984		345	
Total Long-Term Liabilities	872,939	50.1	639,740	49.1	861,914	54.3
Total Liabilities	1,328,692	76.3	1,021,144	78.4	1,283,808	80.9
Shareholders' Equity:						
Common stock	83,317	4.8	39,788	3.1	39,788	2.5
Additional paid-in capital	89,830	5.1	46,310	3.6	46,310	2.9
Legal reserve	1,566	0.1	1,131	0.1	1,301	0.1
Other retained earnings	239,329	13.7	193,363	14.8	214,968	13.6
Voluntary reserve	207,422		164,422		164,422	
Unappropriated retained earnings	31,907		28,941		50,546	
Differences in evaluation of other marketable securities	(209)	(0.0)	483	0.0	231	0.0
Treasury stock	(0)	(0.0)	-	-	-	-
Total Shareholders' Equity	413,833	23.7	281,077	21.6	302,601	19.1
Total Liabilities and Shareholders' Equity	1,742,525	100.0	1,302,221	100.0	1,586,409	100.0

(2) Non-Consolidated Statements of Income

(Millions of Yen)

	End of Current Non-Consolidated Interim Period		End of Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
	From April 1, 2001 to September 30,2001		From April 1, 2000 to September 30,2000		From April 1, 2000 to March 31,2001	
	Amount	%	Amount	%	Amount	%
Operating Revenue:						
Interest on loans to customers	144,565	95.6	127,783	96.9	262,580	97.0
Other financial revenue	119	0.1	148	0.1	338	0.1
Interest on deposits	17		25		96	
Interest on marketable securities	-		0		0	
Interest on loans	101		122		240	
Other	0		1		1	
Other operating revenue	6,545	4.3	3,975	3.0	7,908	2.9
Sales of property	2,509		-		40	
Service business sales	648		674		1,303	
Other	3,387		3,301		6,564	
Operating Revenue	151,230	100.0	131,907	100.0	270,827	100.0
Operating expenses:						
Financial expenses	16,684	11.0	13,706	10.4	28,682	10.6
Interest expense	10,632		10,316		20,656	
Other	6,051		3,389		8,025	
Cost of sales	2,511	1.7	193	0.1	435	0.2
Cost of sales of property	2,330		-		56	
Cost of sales of service business	180		193		378	
Other	76,355	50.5	64,913	49.2	138,389	51.1
Advertising expenses	10,233		7,943		17,042	
Commissions	5,298		6,047		10,462	
Loan losses	-		-		2,174	
Transfers to allowance for bad debts	27,556		20,285		45,115	
Directors' bonuses	201		190		381	
Salaries	8,939		8,392		16,693	
Employee bonuses	11		35		2,278	
Transfers to accrued bonuses	2,483		2,307		2,192	
Transfers to directors' retirement bonus allowance	55		33		66	
Welfare provision expenses	1,486		1,670		2,481	
Retirement benefit expenses	443		-		1,981	
Letting expenses	3,871		4,248		8,293	
Rent expenses	3,517		3,316		6,700	
Consumable expenses	739		556		1,166	
Repair expenses	1,465		1,263		2,758	
Communications expenses	1,771		1,725		3,403	
Insurance premiums	1,662		1,659		3,358	
Depreciation and amortization	2,128		1,353		4,201	
Consumption taxes	1,670		1,395		2,917	
Other	2,818		2,487		4,718	
Operating expenses	95,550	63.2	78,813	59.7	167,507	61.9
Operating income	55,680	36.8	53,094	40.3	103,319	38.1

(Millions of Yen)

	End of Current Non-Consolidated Interim Period		End of Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
	From April 1, 2001 to September 30,2001		From April 1, 2000 to September 30,2000		From April 1, 2000 to March 31,2001	
	Amount	%	Amount	%	Amount	%
Non-Operating Revenue:						
Interest on loans	1,799		303		810	
Miscellaneous revenue	314		259		915	
Total non-operating revenue:	2,114	1.4	562	0.4	1,726	0.6
Non-operating expenses:						
Transfers to allowance for bad debts	1,332		1,162		1,060	
New stock issuing expenses	4,234		–		–	
Miscellaneous expenses	684		304		612	
Total non-operating expenses:	6,251	4.1	1,467	1.1	1,673	0.6
Ordinary Income:	51,542	34.1	52,189	39.6	103,372	38.2
Extraordinary Income:	230	0.2	114	0.1	76	0.0
Recovery of debts written off in previous year	230		114		76	
Extraordinary Losses:						
Loss on sale of fixed assets	–		–		1,551	
Loss on disposal of fixed assets	266		121		314	
Loss on lease contracts	–		7		60	
Transfers to allowance for bad debts	47		2,868		998	
Loan losses	99		–		5,500	
Loss on valuation of investment securities	0		939		1,531	
Loss on valuation of golf club memberships	8		25		26	
Differences of change in retirement benefit accounting	–		495		991	
Total extraordinary losses:	421	0.3	4,458	3.4	10,973	4.1
Net income before taxes	51,352	34.0	47,846	36.3	92,475	34.1
Corporate, local and enterprise taxes	22,759	15.1	22,689	17.2	45,011	16.6
Adjustment on corporate tax, etc.	(1,333)	(0.9)	(117)	(0.1)	1,048	0.4
Net Income:	27,259	18.0	25,039	19.0	48,512	17.9
Income carried over from previous year	4,648		3,901		3,901	
Interim dividend payments	–		–		1,697	
Legal reserve amount accompanying interim dividend payments	–		–		169	
Unappropriated retained earnings	31,907		28,941		50,546	

Significant Accounting Policies Relating to the Interim Financial Statements

1. Asset Valuation Standards and Methods

(1) Marketable securities	
① Stock held in subsidiaries and affiliated companies	Cost method, cost being determined by the moving average method
② Other marketable securities	
Securities valued at market	Market value method based on the market prices on the interim settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.
Securities not valued at market	Cost method, cost being determined by the moving average method
(2) Derivatives:	Market value method
(3) Property and stored goods	
① Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
② Currently leased real estate	Lower-of-cost-or-market method, cost being determined by the cost method
③ Warehouse goods	Latest purchase cost method

2. Fixed asset depreciation methods

(1) Tangible fixed assets	Decline balance depreciation method Major useful lives are as follows: Buildings and structures 3 – 50 years Machinery and vehicles 2 – 15 years Equipment and fittings 2 – 20 years
(2) Intangible fixed assets	
① Software	Straight-line method based on the assumed useful life for internal use (5 years)
② Other	Straight-line method
(3) Long-term prepaid expenses	Straight-line method

3. Deferred assets

Bond issuing expenses	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.
New stock issuing expenses	Depreciated in a lump sum at the time of expenditure.

4. Reserve Accounting Standards

(1) Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
(2) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the interim period.
(3) Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current fiscal year, based on the projected amount of retirement allowance liabilities and pension assets at the end of the fiscal year.
(4) Transfers to allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

5. Conversion standards for assets and liabilities in foreign currency

Assets and liabilities in foreign currency are converted directly into yen using exchange rates valid on September 30, 2001. Conversion disparities are recorded as profits and losses.

6. Accounting treatment for lease transactions

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

7. Hedge accounting methods

(1) Hedge accounting methods	The Company uses deferred hedge accounting. The Company uses special accounting rules, however, for interest swaps and cap transactions where appropriate.
(2) Hedging methods and hedged transactions	
Hedging methods	Interest caps and interest swaps
Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
(3) Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
(4) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

8. Other Significant Accounting Policies Relating to the Interim Financial Statements

(1) Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
(2) Accounting treatment of interest on debt:	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.
(3) Accounting treatment of consumption taxes	Consumption taxes are accounted for with the tax exclusion method, under which accrued consumption taxes to the sum of 82 million yen have been recorded under 'Other' under current liabilities. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

Notes:

Non-Consolidated Interim Balance Sheets

(Millions of Yen)

	End of Current Non-Consolidated Interim Period	End of Previous Non-Consolidated Interim Period	End of Previous Non-Consolidated Accounting Period
1. Accumulated depreciation on tangible fixed assets	20,993	18,519	19,569
2. Assets pledged as collateral and corresponding liabilities:			
(1) Assets pledged as collateral			
Deposits	–	750	–
Loans	501,868	378,157	522,867
Tangible fixed assets (land)	7,472	10,538	7,472
Tangible fixed assets (other)	2,241	3,193	2,301
Other investment assets	146	144	136
Total	511,728	392,784	532,777
(2) Related debts			
Short-term debt	500	500	500
Current portion of long-term debt	181,876	135,838	168,228
Long-term debt	255,401	205,290	287,737
Total	437,777	341,629	456,466

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 58,205 million yen for current portion of long-term debt and 75,996 million yen for long-term debt, for a total of 136,202 million. The Company has also offered 4,367 million yen of deposits as collateral for swap transactions.

3. Guarantee payables

(Millions of Yen)

Customers with consumer loans provided by allied financial institutions	858	–	394

4. Bad debt situation

The bad debts included in Loans and Claims in Bankruptcy are shown below:

(Millions of Yen)

	End of Current Non-Consolidated Interim Period			End of Previous Non-Consolidated Interim Period			End of Previous Non-Consolidated Accounting Period		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	391	15,207	15,598	–	15,045	15,045	–	13,058	13,058
Loans in arrears	8,849	12,984	21,834	8,897	8,738	17,635	9,305	10,831	20,136
Loans in arrears longer than 3 months	6,636	1,963	8,600	5,141	1,333	6,475	5,205	1,669	6,874
Loans with adjusted terms	25,846	23	25,870	21,723	32	21,755	23,777	36	23,814
Total	41,723	30,180	71,904	35,761	25,150	60,912	38,287	25,595	63,883

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

5. Issuance of New Stock During the Current Consolidated Interim Period

No. of shares issued	8,500,000 shares
Increase in common stock	43,528 million yen
Increase in capital reserve	43,520 million yen

Lease transactions:

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

1. Acquisition cost, accumulated depreciation and period ending balance of lease assets

(Millions of Yen)

	End of Current Non-Consolidated Interim Period			End of Previous Non-Consolidated Interim Period			End of Previous Non-Consolidated Accounting Period		
	Acquisition cost	Accumulated depreciation	End-of-period balance	Acquisition cost	Accumulated depreciation	End-of-period balance	Acquisition cost	Accumulated depreciation	End-of-period balance
Vehicles	238	113	125	146	68	77	211	98	113
Equipment and fittings	23,261	15,898	7,362	24,131	16,667	7,463	25,516	18,835	6,680
Total	23,499	16,011	7,487	24,277	16,736	7,540	25,727	18,933	6,793

2. Outstanding balance of future lease payments at the end of the period:

(Millions of Yen)

Within one year	4,530	4,841	4,390
Over one year	5,657	5,674	5,138
Total	10,187	10,516	9,528

3. Amount of lease fee payments, depreciation expense and interest expense:

(Millions of Yen)

Lease fee payments	2,770	3,146	6,117
Depreciation expenses	2,545	2,782	5,359
Interest expenses	169	209	387

4. Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

5. Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating Results

(1) Operating Revenue

(Millions of Yen)

		Current Non-Consolidated Interim Period		Previous Non-Consolidated Interim Period		End of Previous Non-Consolidated Accounting Period	
		From April 1, 2001 to September 30,2001		From April 1, 2000 to September 30,2000		From April 1, 2000 to March 31,2001	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	122,530	81.0	109,919	83.3	224,718	83.0
	Secured loans	20,256	13.4	16,444	12.5	34,974	12.9
	Small business loans	1,779	1.2	1,418	1.1	2,888	1.1
	Sub-total	144,565	95.6	127,783	96.9	262,580	97.0
Other financial revenue	Interest on deposits	17	0.0	25	0.0	96	0.0
	Interest on marketable securities	–	–	0	0.0	0	0.0
	Interest on loans	101	0.1	122	0.1	240	0.1
	Other	0	0.0	1	0.0	1	0.0
	Sub-total	119	0.1	148	0.1	338	0.1
Other operating revenue	Sales of property	2,509	1.7	–	–	40	0.0
	Cost of sales of restaurant business	648	0.4	674	0.5	1,303	0.5
	Bad debt write-off recovery	1,840	1.2	1,703	1.3	3,325	1.2
	Other	1,547	1.0	1,597	1.2	3,239	1.2
	Sub-total	6,545	4.3	3,975	3.0	7,908	2.9
Total		151,230	100.0	131,907	100.0	270,827	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other operating indicators

(Millions of yen)

	End of Current Non-Consolidated Interim Period (As of September 30, 2001)	End of Previous Non-Consolidated Interim Period (As of September 30, 2000)	End of Previous Non-Consolidated Accounting Period (As of March 31, 2001)
Balance of loans to customers	1,245,308	1,075,892	1,159,734
Unsecured loans	976,839	862,120	921,891
Secured loans	253,587	203,290	225,644
Small business loans	14,882	10,481	12,198
Number of accounts	2,206,509	2,045,770	2,121,446
Unsecured loans	2,125,824	1,981,342	2,050,299
Secured loans	68,354	55,922	60,976
Small business loans	12,331	8,506	10,171
Number of branches	1,593	1,441	1,542
Staffed branches	541	536	538
Unstaffed branches	1,036	888	987
Branches for secured loans	4	4	4
Restaurants	9	10	10
Karaoke parlors	3	3	3
Number of "Ojidosan" loan-contracting machines	1,574	1,420	1,522
Number of ATMs	26,565	18,173	22,021
Company-owned	1,680	1,552	1,646
Partner-owned	24,885	16,621	20,375
Noumber of employees	3,666	3,468	3,477
Bad debt write-off	23,730	18,507	39,799
Allowance for bad debts	65,428	59,231	60,943
Net income per share (yen)	314.79	295.85	572.38
Net assets per share (yen)	4,431.91	3,311.63	3,565.21

Notes Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.
Bad debt write-off does not include claims in bankruptcy, which came to 360 million yen in the current consolidated interim period, 3,184 million in the previous consolidated interim period, and 5,437 million in the previous consolidated accounting period.

3. Changes Relating to Directors

October 1, 2001

Name and Position	New Responsibilities	Previous Responsibilities
Hiroshi Abe, Representative Director	Director Information Systems Department	Director Deputy General Manager -Personnel Department

EXHIBIT 2

2002年3月期　中間決算資料

Data Book (Interim March.2002)

アイフル株式会社
AIFUL CORPORATION

1. 営業指標(アイフル単独) (Review of Operation / AIFUL Non-Consolidated)

(1)営業実績 (Operating Results)

年/決算月		(Fiscal Year)	00/3	増減率(yoy%)	00/9	増減率(yoy %)	01/3	増減率(yoy%)	01/9	増減率(yoy%)	2002/3 (Forecast)	増減率(yoy%)
営業貸付金残高	(百万円)	Loans Outstanding (¥ Million)	1,001,080	19.5	1,075,892	17.5	1,159,734	15.8	1,245,308	15.7	1,323,607	14.1
無担保ローン		Unsecured Loans	809,361	17.2	862,120	15.8	921,891	13.9	976,839	13.3	1,029,206	11.6
有担保ローン		Secured Loans	181,428	31.7	203,290	27.0	225,644	24.4	253,587	24.7	277,971	23.2
事業者ローン		Small Business Loans	10,289	8.1	10,481	-7.0	12,198	18.5	14,882	42.0	16,429	34.7
口座数	(千件)	Customer Accounts (Thousand)	1,975	8.4	2,045	6.9	2,121	7.4	2,206	7.9	2,283	7.6
無担保ローン		Unsecured Loans	1,917	7.9	1,981	6.5	2,050	7.0	2,125	7.3	2,193	7.0
有担保ローン		Secured Loans	49	28.5	55	25.6	60	22.0	68	22.2	75	23.8
事業者ローン		Small Business Loans	8	14.4	8	-0.5	10	25.8	12	45.0	14	39.2
一口座当たり残高	(千円)	Per Account (¥ Thousand)	506	10.2	525	9.9	546	7.9	564	7.3	579	6.0
無担保ローン		Unsecured Loans	422	8.6	435	8.8	449	6.5	459	5.6	469	4.3
有担保ローン		Secured Loans	3,630	2.5	3,635	1.1	3,700	1.9	3,709	2.1	3,683	-0.5
事業者ローン		Small Business Loans	1,272	-5.6	1,232	-6.5	1,199	-5.8	1,206	-2.1	1,160	-3.2
新規顧客件数	(千件)	New Accounts (Thousand)	449	4.6	234	4.5	479	6.9	262	12.3	527	9.9
無担保ローン		Unsecured Loans	425	4.6	221	4.6	453	6.7	245	11.1	491	8.5
有担保ローン		Secured Loans	20	21.1	11	15.3	22	9.2	13	20.8	28	29.1
事業者ローン		Small Business Loans	3	-40.2	1	-44.9	4	19.3	3	130.4	6	61.4
実質平均利回り ※1	(%)	Average Yield ※1 (%)	25.0	*-0.5*	24.6	*-0.6*	24.3	*-0.7*	24.0	*-0.6*	23.8	*-0.5*
無担保ローン		Unsecured Loans	26.6	*-0.5*	26.3	*-0.6*	26.0	*-0.6*	25.7	*-0.6*	25.6	*-0.3*
有担保ローン		Secured Loans	17.2	*0.2*	17.1	*-0.1*	17.2	*-0.1*	16.9	*-0.2*	16.6	*-0.5*
事業者ローン		Small Business Loans	30.6	*2.3*	27.3	*-1.0*	25.7	*-4.9*	26.2	*-1.1*	26.8	*1.1*

※1:実質平均利回り=営業貸付金利息/((期初残高+期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 (Marketing Channel)

年/決算月		(Fiscal Year)	00/3	増減数(yoy)	00/9	増減数(yoy)	01/3	増減数(yoy)	01/9	増減数(yoy)	2002/3 (Forecast)	増減数(yoy)
ローン事業店舗数 ※2	(店)	Loan Business Branches ※2	1,311(698)	*302*	1,428(801)	*237*	1,529(892)	*218*	1,581(939)	*153*	1,590	*61*
有人店舗 ※3		Staffed Branches ※3	534(127)	*-6*	536(130)	*-16*	536(120)	*2*	539(120)	*3*	540	*4*
無人店舗 ※3		Unstaffed Branches ※3	773(571)	*308*	888(671)	*253*	987(772)	*214*	1,036(819)	*148*	1,044	*57*
ハートプラザ ※4		Heart Plaza ※4	4	*0*	4	*0*	4	*0*	4	*0*	4	*0*
その他 ※5		Other ※5	-	-	-	-	2	*2*	2	*2*	2	*0*
ローン事業店舗出店数	(店)	Newly Opened Loan Business Branches	321(19)	-	124	-	245	-	72	-	92	-
有人店舗 ※6		Staffed ※6	24(19)	-	6	-	8	-	2	-	3	-
無人店舗		Unstaffed	297	-	118	-	235	-	70	-	89	-
ハートプラザ ※4		Heart Plaza ※4	-	-	-	-	-	-	-	-	-	-
その他 ※5		Other ※5	-	-	-	-	2	-	-	-	-	-
有人店の無人化	(店)	Remodeled into Unstaffed	18	-	8	-	11	-	6	-	13	-
無人店の有人化	(店)	Remodeled into Staffed	2	-	4	-	5	-	7	-	14	-
廃店 ※6	(店)	Closed Branches ※6	19(14)	-	7	-	27	-	20	-	31	-
自動契約機設置台数	(台)	Unmanned Loan-contracting Machines	1,305	*303*	1,420	*254*	1,522	*217*	1,574	*154*	1,583	*61*
併設型		At Staffed Branches	531	*-5*	531	*1*	534	*3*	537	*6*	538	*4*
独立型		At Unstaffed Branches	774	*308*	889	*253*	988	*214*	1,037	*148*	1,045	*57*
ATM・CDネットワーク	(台)	AIFUL ATMs and Tie-up CDs	16,631	*2,513*	18,173	*2,869*	22,021	*5,390*	26,565	*8,392*	-	-
ATM台数		AIFUL ATMs	1,437	*305*	1,552	*258*	1,646	*209*	1,680	*128*	1,689	*43*
提携CD台数		Tie-up CDs	15,194	*2,208*	16,621	*2,611*	20,375	*5,181*	24,885	*8,264*	-	-
レストラン店舗	(店)	Restaurants	10	*-1*	10	*0*	10	*0*	9	*-1*	9	*-1*
カラオケ店舗	(店)	Karaoke Parlors	3	*-2*	3	*0*	3	*0*	3	*0*	3	*0*
社員数	(人)	Number of Employees	3,263	*122*	3,468	*-9*	3,477	*214*	3,666	*198*	3,750	*273*

※2:()はロードサイド型　※2:Roadside Type

※3:00/3末店舗数には日本ベネフィット株式会社からの譲受店舗(有人1店、無人4店)を含む。　※3:Included Nippon Benefit Branches Taken Over(Staffed Branches:1,Unstaffed Branches:4)

※4:ハートプラザは有担保専門店　※4:Heart Plaza is Specialized for Secured Loans

※5:eきゃっシング店1店・個品割賦店1店　※5:e-cashing:1・Sales Finance:1

※6:()は日本ベネフィット店舗数　※6:Nippon Benefit

注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

2. 営業指標(ライフ)　(Review of Operation / LIFE)

(1)営業実績 (Operating Results)

営業債権ベース(Managed Asset Basis)

年/決算月	(Fiscal Year)	01/3 a	01/9 b	増減率(b/a%)	2002/3 (Forecast) c	増減率(c/a%)
残高 (百万円)	Balance (¥ Million)	606,313	592,097	-2.3	614,425	1.3
割賦売掛金 (百万円)	Installment Receivable (¥ Million)	225,376	216,523	-3.9	229,194	1.7
総合あっせん	Credit Card Shopping	63,080	65,409	3.7	69,038	9.4
個品あっせん	Per Item Shopping Loan	162,275	151,092	-6.9	160,137	-1.3
オートローン	Automobile	33,782	23,689	-29.9	15,431	-54.3
特定	Service	50,228	52,654	4.8	56,776	13.0
一般	Goods	55,127	56,560	2.6	67,312	22.1
代位弁済	Collateral	23,138	18,190	-21.4	20,617	-10.9
リース他	Lease etc.	22	22	0.0	19	-13.0
営業貸付金 (百万円)	Loans (Cash Advance) (¥ Million)	196,559	217,127	10.5	249,983	27.2
カードキャッシング	with Credit Card	129,989	139,438	7.3	156,781	20.6
キャッシュプラザ	with Loan Card (Life Play Card)	64,401	76,559	18.9	92,223	43.2
その他	Other	2,168	1,131	-47.8	980	-54.8
信用保証売掛金 (百万円)	Guarantee (¥ Million)	184,378	158,447	-14.1	135,248	-26.6
パートナー	Partner Loan (Automobile)	54,499	37,785	-30.7	23,104	-57.6
銀行保証	Bank Loan	79,248	72,676	-8.3	66,956	-15.5
住宅	Home Loan	50,631	47,986	-5.2	45,189	-10.7
クレジットカード	Credit Card					
有効カード会員数 (千人)	Number of Card Holders (Thousand)	7,483	7,927	*444*	8,895	*1,412*
プロパー	Proper	847	973	*126*	1,063	*216*
提携	Affinity	6,636	6,955	*319*	7,833	*1,197*
新規発行数 (千枚)	Number of New Issue (Thousand)	1,951	694	-	1,906	*-45*
プロパー	Proper	74	81	-	221	*147*
提携	Affinity	1,877	613	-	1,685	*-192*
買上実績 (百万円)	Purchase Results (¥ Million)	808,203	433,668	-	954,005	18.0
個品あっせん	Per Item Shopping	68,048	44,420	-	101,820	49.6
カード事業	Card Shopping	370,078	194,624	-	426,093	15.1
ショッピング	Shopping	219,168	109,925	-	240,358	9.7
キャッシング	Cashing	150,910	84,699	-	185,735	23.1

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

会計上(On-Balance)

01/9	増減率(b/a%)
417,113	-
157,122	-
65,409	-
91,692	-
-	-
-	-
-	-
-	-
22	-
101,542	-
67,354	-
33,057	-
1,131	-
158,447	-
37,785	-
72,676	-
47,986	-

(2)チャネル展開 (Marketing Channel)

年/決算月	(Fiscal Year)	01/3 a	01/9 b	増減数(b-a)	2002/3 (Forecast) c	増減数(c-a)
事業店舗数 (店)	Business Branches	116	154	*38*	200	*84*
営業店舗	Branches	62	68	*6*	68	*6*
キャッシュプラザ	Cash Plaza	54	86	*32*	132	*78*
有人	Staffed	33	58	*25*	89	*56*
無人	Unstaffed	21	28	*7*	43	*22*
加盟店数 (社)	Member Merchant	73,601	74,633	*1,032*	75,252	*1,651*
社員数 (人)	Number of Employees	1,986	1,957	*-29*	1,865	*-121*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(3)資金調達の状況(Funding)

年/決算月	(Fiscal Year)	01/3	01/9	増減率(yoy%)	2002/3 (Forecast)	増減率(yoy%)
借入金 (百万円)	Borrowings	-	355,460	-	397,778	-
アイフル	AIFUL	-	150,000	-	101,000	-
金融機関他	Finance Institution Other	-	20,000	-	36,908	-
ノンリコースローン	Nonrecourse Loan	-	173,880	-	245,000	-
その他	Other	-	11,580	-	14,870	-
調達金利 (%)	Funding Cost	-	3.4	-	1.3	-
直接	Direct	-	4.1	-	0.6	-
間接	Indirect	-	2.4	-	2.3	-

※調達金利＝期末約定ベース平均表面金利

注：株式会社ライフについては、単独では、監査を受けておりません。従って、株式会社ライフ単体の「資産、負債、収益、費用」の実績、及び計画数値につきましては、あくまで、「監査を受けていない」、「社内管理用の参考数値」です。また、「営業債権ベース」と記されている数値につきましては、債権流動化により、会計上はバランスシートから落ちている資産についても含めた、「監査を受けていない」「社内管理用の参考数値」であります。従いまして、アイフル株式会社、株式会社ライフ、その他アイフルグループ各社は、これらの数字の正確性につき、何ら責任を負うものではございません。

Important Notice: Life's all financial data and other information are not audited as an independent company. Therefore, these data are for informational purposes only, and are not warranted as to completeness or accuracy and are subject to change without notice.

3. 営業指標(ハッピークレジット&信和) *(Review of Operation / Happy Credit & Sinwa)*

(1)ハッピークレジット *(Happy Credit)*

年/決算月 *(Fiscal Year)*		00/5末 ※参考	00/9		01/3		01/9		2002/3 *(Forecast)*	
				増減率(yoy%)		増減率(yoy%)		増減率(yoy%)		増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	22,094	24,872	-	27,106	-	29,596	19.0	34,006	25.5
口座数 (千件)	*Customer Accounts (Thousand)*	77	81	-	87	-	96	18.2	107	22.5
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	285	305	-	309	-	307	0.7	317	2.4
新規顧客件数 (千件)	*New Accounts (Thousand)*	-	10	-	26	-	18	79.9	39	47.7
平均名目金利 (%)	*Average interest rate (%)*	34.0	30.5	-	30.1	-	29.8	*-0.7*	29.6	*-0.5*
営業店舗数 (店)	*Loan Business Branches*	62	56	-	56	-	56	*0*	56	*0*
有人店舗	*Staffed*	41	35	-	35	-	35	*0*	35	*0*
無人店舗	*Unstaffed*	21	21	-	21	-	21	*0*	21	*0*
社員数 (人)	*Number of Employees*	199	173	-	179	-	158	*-15*	161	*-18*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)信和 *(Sinwa)*

年/決算月 *(Fiscal Year)*		00/5末 ※参考	00/9		01/3		01/9		2002/3 *(Forecast)*	
				増減率(yoy%)		増減率(yoy%)		増減率(yoy%)		増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	13,713	14,693	-	16,861	-	19,058	29.7	21,206	25.8
口座数 (千件)	*Customer Accounts (Thousand)*	41	42	-	47	-	52	23.2	57	21.0
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	333	345	-	357	-	363	5.3	371	3.9
新規顧客件数 (千件)	*New Accounts (Thousand)*	-	3	-	11	-	8	138.1	17	61.7
平均名目金利 (%)	*Average interest rate (%)*	34.2	30.6	-	29.3	-	29.0	*-1.7*	28.8	*-0.5*
営業店舗数 (店)	*Loan Business Branches*	34	34	-	34	-	35	*1*	34	*0*
有人店舗	*Staffed*	10	10	-	10	-	11	*1*	11	*1*
無人店舗	*Unstaffed*	24	24	-	24	-	24	*0*	23	*-1*
社員数 (人)	*Number of Employees*	68	73	-	74	-	72	*-1*	71	*-3*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

注:株式会社ハッピークレジット・信和については、単独では、監査を受けておりません。従って、株式会社ハッピークレジット・信和単体の「資産、負債、収益、費用」の実績、及び計画数値につきましては、あくまで、「監査を受けていない」、「社内管理用の参考数値」です。また、「営業債権ベース」と記されている数値につきましては、債権流動化により、会計上はバランスシートから落ちている資産についても含めた、「監査を受けていない」「社内管理用の参考数値」であります。従いまして、アイフル株式会社、株式会社ハッピークレジット・信和、その他アイフルグループ各社は、これらの数字の正確性につき、何ら責任を負うものではございません。

Important Notice: Happy Credit and Sinwa's all financial data and other information are not audited as an independent company. Therefore, these data are for informational purposes only, and are not warranted as to completeness or accuracy and are subject to change without notice.

4. 利益指標(連結・単独) *(Review of Profit)*

(1)利益指標(連結) *(Consolidated)*

項 目		年/決算月 *(Fiscal Year)*		00/3	増減率(yoy%)	00/9	増減率(yoy%)	01/3	増減率(yoy%)	01/9	増減率(yoy%)	2002/3 *(Forecast)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	-	-	135,976	-	280,656	-	191,584	40.9	400,987	42.9
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	-	-	82,927	-	176,323	-	134,875	62.6	280,183	58.9
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	-	-	53,049	-	104,333	-	56,709	6.9	120,803	15.8
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	-	-	51,854	-	103,533	-	50,788	-2.1	114,698	10.8
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	-	-	24,737	-	48,252	-	24,987	1.0	56,597	17.3
総資本	(百万円)	*Total Assets*	*(¥ Million)*	-	-	1,314,785	-	1,865,537	-	2,010,566	52.9	2,041,279	9.4
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	-	-	284,988	-	306,549	-	415,571	45.8	446,726	45.7
一株当たり当期純利益 ※1	(円)	*EPS*	*(¥)*	-	-	292.28	-	569.32	-	288.56	-1.3	629.02	10.5
一株当たり株主資本 ※1	(円)	*BPS*	*(¥)*	-	-	3,357.71	-	3,611.74	-	4,450.53	32.5	4,964.94	37.5
株主資本比率	(%)	*Equity Ratio*	*(%)*	-	-	21.7	-	16.4	-	20.7	*-1.0*	-	-
株主資本当期純利益率	(%)	*ROE*	*(%)*	-	-	-	-	15.7	-	13.8	-	-	-
総資本当期純利益率	(%)	*ROA*	*(%)*	-	-	-	-	2.6	-	2.6	-	-	-

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

(2)利益指標(単独) *(Non-Consolidated)*

項 目		年/決算月 *(Fiscal Year)*		00/3	増減率(yoy%)	00/9	増減率(yoy%)	01/3	増減率(yoy%)	01/9	増減率(yoy%)	2002/3 *(Forecast)*	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	238,532	16.4	131,907	14.0	270,827	13.5	151,230	14.6	308,082	13.8
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	151,095	13.6	78,813	6.1	167,507	10.9	95,550	21.2	189,577	13.2
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	87,437	21.6	53,094	28.2	103,319	18.2	55,680	4.9	118,504	14.7
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	85,009	23.5	52,189	29.7	103,372	21.6	51,542	-1.2	116,000	12.2
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	44,104	55.0	25,039	22.2	48,512	10.0	27,259	8.9	61,052	25.8
総資本	(百万円)	*Total Assets*	*(¥ Million)*	1,182,468	18.7	1,302,221	15.0	1,586,409	34.2	1,742,525	33.8	1,782,757	12.4
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	252,902	24.1	281,077	21.7	302,601	19.7	413,833	47.2	445,966	47.4
一株当たり当期純利益 ※1	(円)	*EPS*	*(¥)*	786.13	28.7	295.85	-19.0	572.38	-27.2	314.79	6.4	678.53	18.5
一株当たり株主資本 ※1	(円)	*BPS*	*(¥)*	4,507.83	3.4	3,311.63	-19.6	3,565.21	-20.9	4,431.91	33.8	4,776.02	34.0
一株当たり配当金 ※1	(円)	*Cash Dividends per Share ※1*	*(¥)*	60.00	0.0	20.00	-33.3	50.00	-16.7	25.00	25.0	50.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	7.6	*-2.3*	-	-	8.7	*1.1*	-	-	-	-
株主資本比率	(%)	*Equity Ratio*	*(%)*	21.4	*0.9*	21.6	*1.2*	19.1	*-2.3*	23.7	*2.2*	-	-
株主資本当期純利益率	(%)	*ROE*	*(%)*	19.3	*3.1*	18.8	*0.0*	17.5	*-1.9*	15.2	*-3.6*	-	-
総資本当期純利益率	(%)	*ROA*	*(%)*	4.0	*1.0*	4.0	*0.2*	3.5	*-0.5*	3.3	*-0.8*	-	-

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

《参考》

残高経費率 ※2	(%)	*SG & A Cost / Loan ※2*	*(%)*	13.5	*-0.7*	12.5	*-1.3*	12.8	*-0.7*	12.7	*0.2*	12.3	*-0.5*

※2:残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　※2:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

5. 損益の内訳(連結) *(Revenue and Expenses / Consolidated)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		00/9		01/3		01/9			2002/3 (Forecast)		
		金額	営業収益比 (%)	金額	営業収益比 (%)	金額	営業収益比 (%)	増減率 (yoy%)	金額	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	135,976	100.0	280,656	100.0	191,584	100.0	40.9	400,987	100.0	42.9
営業貸付金利息	*Interest Income*	131,790	96.9	272,236	97.0	172,906	90.3	31.2	359,979	89.8	32.2
無担保ローン	*Unsecured Loans*	113,927	83.8	234,374	83.5	150,706	78.7	32.3	313,360	78.1	33.7
有担保ローン	*Secured loans*	16,444	12.1	24,974	8.9	20,271	10.6	23.3	42,791	10.7	71.3
事業者ローン	*Small Business Loans*	1,418	1.0	2,888	1.0	1,928	1.0	36.0	3,827	1.0	32.5
総合あっせん収益	*Credit Card Shopping*	-	-	-	-	3,146	1.6	-	9,476	2.4	-
個品あっせん収益	*Per-item Shopping*	-	-	-	-	4,005	2.1	-	9,339	2.3	-
信用保証収益	*Guarantees*	-	-	-	-	2,160	1.1	-	3,883	1.0	-
その他の金融収益	*Other Financial Revenue*	149	0.1	341	0.1	302	0.2	102.3	2,399	0.6	603.5
その他の営業収益	*Other Operating Revenue*	4,036	3.0	8,078	2.9	9,062	4.7	124.5	15,911	4.0	97.0
不動産売上高	*Sales of Property*	-	-	40	0.0	2,509	1.3	-	2,969	0.7	7,322.5
サービス事業売上高	*Restaurant & Karaoke*	674	0.5	1,303	0.5	648	0.3	-3.8	1,332	0.3	2.2
償却債権回収額	*Bad Debt Recovery*	1,764	1.3	3,509	1.3	2,733	1.4	54.9	6,039	1.5	72.1
その他	*Other*	1,597	1.2	3,225	1.1	3,171	1.7	98.5	5,569	1.4	72.7
営業費用	*Operating Expenses*	82,927	61.0	176,323	62.8	134,875	70.4	62.6	280,183	69.9	58.9
金融費用	*Financial Expenses*	13,838	10.2	28,934	10.3	16,985	8.9	22.7	37,956	9.5	31.2
支払利息	*Interest on Borrowings*	10,448	7.7	20,908	7.4	10,930	5.7	4.6	21,828	5.4	4.4
その他	*Other*	3,389	2.5	8,025	2.9	6,054	3.2	78.6	16,128	4.0	101.0
売上原価	*Cost of Sales*	193	0.1	435	0.2	2,511	1.3	1,196.9	3,138	0.8	621.4
不動産売上原価	*Cost of Sales of Property*	-	-	56	0.0	2,330	1.2	-	2,809	0.7	4,916.1
サービス事業売上原価	*Cost of Restaurant Business*	193	0.1	378	0.1	180	0.1	-7.0	329	0.1	-13.0
その他の営業費用	*Other Operating Expenses(SG&A)*	64,064	47.1	135,718	48.4	115,378	60.2	80.1	239,089	59.6	76.2
貸倒関連費用	*Bad Debt Write-offs*	22,682	16.7	51,707	18.4	36,174	18.9	59.5	76,902	19.2	48.7
貸倒損失	*Loan Losses*	441	0.3	3,837	1.4	-	-	-	1,350	0.3	-64.8
貸倒引当金繰入額	*Transfer to Allowance for Bad Debts*	22,241	16.4	47,869	17.1	36,174	18.9	62.6	75,551	18.8	57.8
広告宣伝費	*Advertising Expenses*	8,156	6.0	17,652	6.3	13,975	7.3	71.3	27,439	6.8	55.4
人件費	*Salaries*	13,158	9.7	27,426	9.8	22,022	11.5	67.4	44,021	11.0	60.5
役員報酬	*Directors' Salaries*	196	0.1	395	0.1	264	0.1	34.3	619	0.2	56.7
従業員給与賞与等	*Employees' Salaries*	8,801	6.5	20,011	7.1	15,304	8.0	73.9	34,887	8.7	74.3
その他	*Other*	4,158	3.1	7,019	2.5	6,454	3.4	55.2	8,514	2.1	21.3
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	218	0.2	435	0.2	1,863	1.0	754.4	3,477	0.9	699.3
その他	*Other*	24,680	18.2	49,731	17.7	41,341	21.6	67.5	87,250	21.8	75.4
営業利益	*Operating Income*	53,049	39.0	104,333	37.2	56,709	29.6	6.9	120,803	30.1	15.8
営業外収益	*Non-operating Income*	336	0.2	1,061	0.4	428	0.2	27.4	1,320	0.3	24.4
営業外費用	*Non-operating Expenses*	1,530	1.1	1,862	0.7	6,349	3.3	314.8	7,426	1.9	298.8
経常利益	*Ordinary Income*	51,854	38.1	103,533	36.9	50,788	26.5	-2.1	114,698	28.6	10.8
特別利益	*Extraordinary Income*	114	0.1	77	0.0	619	0.3	441.5	1,059	0.3	1,275.3
特別損失	*Extraordinary Losses*	4,485	3.3	11,036	3.9	551	0.3	-87.7	4,033	1.0	-63.5
税引前利益	*Income before Income Taxes*	47,483	34.9	92,573	33.0	50,855	26.5	7.1	111,723	27.9	20.7
法人税・住民税及び事業税	*Income Taxes*	23,244	17.1	46,204	16.5	23,353	12.2	0.5	55,083	13.7	19.2
法人税等調整額	*Effect of a Tax Consequences*	497	0.4	1,832	0.7	-3,059	-1.6	-714.7	-992	-0.2	-154.1
少数株主損失	*Minority Interest Loss*	-	-	50	0.0	545	0.3	-	948	0.2	-
当期純利益	*Net Income*	24,737	18.2	48,252	17.2	24,987	13.0	1.0	56,597	14.1	17.3

6. 損益の内訳(アイフル単独) *(Revenue and Expenses / AIFUL Non-Consolidated)*

(百万円/¥ Million)

年/決算月	*(Fiscal Year)*	00/9			01/3			01/9			2002/3 *(Forecast)*		
		金額	営業収益比 (%)	増減率 (yoy %)	金額	営業収益比 (%)	増減率 (yoy%)	金額	営業収益比 (%)	増減率 (yoy%)	金額	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	131,907	100.0	14.0	270,827	100.0	13.5	151,230	100.0	14.6	308,082	100.0	13.8
営業貸付金利息	*Interest Income*	127,783	96.9	15.2	262,580	97.0	14.3	144,565	95.6	13.1	296,704	96.3	13.0
無担保ローン	*Unsecured Loans*	109,919	83.3	13.8	224,718	83.0	12.8	122,530	81.0	11.5	250,084	81.2	11.3
有担保ローン	*Secured loans*	16,444	12.5	28.1	34,974	12.9	27.2	20,256	13.4	23.2	42,791	13.9	22.4
事業者ローン	*Small Business Loans*	1,418	1.1	−3.8	2,888	1.1	−4.6	1,779	1.2	25.4	3,827	1.2	32.5
その他の金融収益	*Other Financial Revenue*	148	0.1	13.0	338	0.1	34.8	119	0.1	−19.7	233	0.1	−30.0
その他の営業収益	*Other Operating Revenue*	3,975	3.0	−14.2	7,908	2.9	−7.9	6,545	4.3	64.6	11,144	3.6	40.9
不動産売上高	*Sales of Property*	−	−	−	40	0.0	−96.3	2,509	1.7	−	2,969	1.0	7,288.5
サービス事業売上高	*Restaurant & Karaoke*	674	0.5	−11.3	1,303	0.5	−11.6	648	0.4	−3.8	1,332	0.4	2.2
償却債権回収額	*Bad Debt Recovery*	1,703	1.3	6.7	3,325	1.2	5.7	1,840	1.2	8.0	3,640	1.2	9.5
その他	*Other*	1,597	1.2	7.7	3,239	1.2	12.4	1,547	1.0	−3.2	3,201	1.0	−1.2
営業費用	*Operating Expenses*	78,813	59.7	6.1	167,507	61.9	10.9	95,550	63.2	21.2	189,577	61.5	13.2
金融費用	*Financial Expenses*	13,706	10.4	10.0	28,682	10.6	12.1	16,684	11.0	21.7	33,209	10.8	15.8
支払利息	*Interest on Borrowings*	10,316	7.8	−1.4	20,656	7.6	−1.3	10,632	7.0	3.1	21,133	6.9	2.3
その他	*Other*	3,389	2.6	69.8	8,025	3.0	72.0	6,051	4.0	78.5	12,076	3.9	50.5
売上原価	*Cost of Sales*	193	0.1	−82.1	435	0.2	−73.3	2,511	1.7	1,196.9	3,138	1.0	620.4
不動産売上原価	*Cost of Sales of Property*	−	−	−	56	0.0	−95.3	2,330	1.5	−	2,809	0.9	4,848.9
サービス事業売上原価	*Cost of Restaurant Business*	193	0.1	−11.5	378	0.1	−11.1	180	0.1	−7.0	329	0.1	−13.1
その他の営業費用	*Other Operating Expenses(SG&A)*	64,913	49.2	6.9	138,389	51.1	11.7	76,355	50.5	17.6	153,229	49.7	10.7
貸倒関連費用	*Bad Debt Write-offs*	20,285	15.4	11.8	47,289	17.5	21.5	27,556	18.2	35.8	55,630	18.1	17.6
貸倒損失	*Loan Losses*	−	−	−	2,174	0.8	68.1	−	−	−	0	0.0	−100.0
貸倒引当金繰入額	*Transfer to Allowance for Bad Debts*	20,285	15.4	11.8	45,115	16.7	19.9	27,556	18.2	35.8	55,630	18.1	23.3
広告宣伝費	*Advertising Expenses*	7,943	6.0	20.5	17,042	6.3	28.1	10,233	6.8	28.8	19,703	6.4	15.6
支払手数料	*Commission*	6,047	4.6	15.4	10,462	3.9	−3.2	5,298	3.5	−12.4	13,540	4.4	29.4
人件費	*Salaries*	12,630	9.6	−1.0	26,077	9.6	4.0	13,620	9.0	7.8	26,939	8.7	3.3
役員報酬	*Directors' Salaries*	190	0.1	3.5	381	0.1	3.1	201	0.1	5.7	430	0.1	13.0
従業員給与賞与等	*Employees' Salaries*	8,427	6.4	−5.3	20,953	7.7	7.6	9,394	6.2	11.5	20,575	6.7	−1.8
その他	*Other*	4,012	3.0	9.0	4,742	1.8	−9.6	4,024	2.7	0.3	5,933	1.9	25.1
賃借料·地代家賃	*Rental Expenses · Land Rent*	7,564	5.7	4.2	14,994	5.5	0.9	7,388	4.9	−2.3	15,784	5.1	5.3
消耗品費·修繕費	*Supplies · Repair and Maintenance*	1,820	1.4	−37.4	3,925	1.4	−14.3	2,205	1.5	21.1	4,732	1.5	20.6
通信費	*Communications*	1,725	1.3	27.4	3,403	1.3	11.4	1,771	1.2	2.6	4,158	1.3	22.2
保険料	*Insurance Premium*	1,659	1.3	15.0	3,358	1.2	11.4	1,662	1.1	0.2	3,509	1.1	4.5
減価償却費	*Depreciation*	1,353	1.0	−5.9	4,201	1.6	39.0	2,128	1.4	57.3	3,814	1.2	−9.2
その他	*Other*	3,881	2.9	7.8	7,633	2.8	5.8	4,489	3.0	15.7	5,416	1.8	−29.0
営業利益	*Operating Income*	53,094	40.3	28.2	103,319	38.1	18.2	55,680	36.8	4.9	118,504	38.5	14.7
営業外収益	*Non-operating Income*	562	0.4	117.0	1,726	0.6	158.8	2,114	1.4	275.9	4,819	1.6	179.2
営業外費用	*Non-operating Expenses*	1,467	1.1	2.5	1,673	0.6	−45.9	6,251	4.1	326.2	7,323	2.4	337.7
経常利益	*Ordinary Income*	52,189	39.6	29.7	103,372	38.2	21.6	51,542	34.1	−1.2	116,000	37.7	12.2
特別利益	*Extraordinary Income*	114	0.1	442.0	76	0.0	20.7	230	0.2	102.0	230	0.1	200.7
特別損失	*Extraordinary Losses*	4,458	3.4	1,710.0	10,973	4.1	2,929.9	421	0.3	−90.5	719	0.2	−93.4
税引前利益	*Income before Income Taxes*	47,846	36.3	19.6	92,475	34.1	9.2	51,352	34.0	7.3	115,511	37.5	24.9
法人税·住民税等	*Income Taxes*	18,411	14.0	12.2	36,483	13.5	6.1	18,436	12.2	0.1	43,695	14.2	19.8
事業税	*Enterprise Taxes*	4,278	3.2	−1.9	8,528	3.1	6.6	4,323	2.9	1.1	10,174	3.3	19.3
法人税等調整額	*Effect of a Tax Consequences*	−117	−0.1	−109.4	1,048	0.4	−158.5	−1,333	−0.9	1,035.1	−588	−0.2	−156.1
当期純利益	*Net Income*	25,039	19.0	22.2	48,512	17.9	10.0	27,259	18.0	8.9	61,052	19.8	25.8

7. 損益の内訳(ライフ) (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis) (百万円/¥Million) / 会計上(On-Balance)

年/決算月(Fiscal Year)		01/9 金額	01/9 営業収益比(%)	2002/3(Forecast) 金額	2002/3(Forecast) 営業収益比(%)	会計上 01/9 金額	会計上 01/9 営業収益比(%)
営業収益	Operating Revenue	37,732	100.0	79,445	100.0	34,091	100.0
貸付金利息	Interest Income	35,086	93.0	73,333	92.3	31,446	92.2
割賦売掛金	Unsecured Loans	8,887	23.6	18,015	22.7	8,246	24.2
営業貸付金	Secured loans	24,060	63.8	51,434	64.7	21,060	61.8
信用保証売掛金	Small Business Loans	2,140	5.7	3,883	4.9	2,140	6.3
その他の金融収益	Other Financial Revenue	182	0.5	182	0.2	182	0.5
その他の営業収益	Other Operating Revenue	2,464	6.5	5,930	7.5	2,463	7.2
償却債権取立益	Bad Debt Recovery	760	2.0	2,140	2.7	760	-
その他	Other	1,704	4.5	3,685	4.6	1,704	5.0
営業費用	Operating Expenses	36,279	96.1	77,240	97.2	32,638	95.7
金融費用	Financial Expenses	6,468	17.1	9,842	12.4	2,827	8.3
貸倒関連費用	Bad Debt Write-offs	5,354	14.2	15,427	19.4	5,354	15.7
その他の営業費用	Other Operating Expenses (SG&A)	24,457	64.8	51,971	65.4	24,457	71.7
広告宣伝費	Advertising Expenses	2,225	5.9	4,620	5.8	2,225	6.5
人件費	Salaries	7,136	18.9	14,576	18.3	7,136	20.9
その他	Other	15,096	40.0	32,775	41.3	15,096	44.3
営業利益	Operating Income	1,453	3.9	2,205	2.8	1,453	4.3
営業外収益	Non-operating Income	153	0.4	329	0.4	153	0.4
営業外費用	Non-operating Expenses	32	0.1	86	0.1	32	0.1
経常利益	Ordinary Income	1,574	4.2	2,448	3.1	1,574	4.6
特別利益	Extraordinary Income	472	1.3	712	0.9	472	1.4
特別損失	Extraordinary Losses	134	0.4	550	0.7	134	0.4
税引前利益	Income before Income Taxes	1,912	5.1	2,611	3.3	1,911	5.6
法人税·住民税等	Income Taxes	1,850	4.9	775	1.0	1,850	5.4
当期純利益	Net Income	62	0.2	1,836	2.3	62	0.2

注:株式会社ライフについては、単独では、監査を受けておりません。従って、株式会社ライフ単体の「資産、負債、収益、費用」の実績、及び計画数値につきましては、あくまで、「監査を受けていない」、「社内管理用の参考数値」です。また、「営業債権ベース」と記されている数値につきましては、債権流動化により、会計上はバランスシートから落ちている資産についても含めた、「監査を受けていない」「社内管理用の参考数値」であります。従いまして、アイフル株式会社、株式会社ライフ、その他アイフルグループ各社は、これらの数字の正確性につき、何ら責任を負うものではございません。

Important Notice: Life's all financial data and other information are not audited as an independent company. Therefore, these data are for informational purposes only, and are not warranted as to completeness or accuracy and are subject to change without notice.

8. 損益の内訳(ハッピークレジット＆信和) (Revenue and Expenses / Happy Credit & Sinwa)

(1)ハッピークレジット(Happy Credit)

(百万円/¥ Million)

年/決算月(Fiscal Year)		00/9 実数値 ※ a	00/9 6ヶ月換算 b=(a×6)/4	01/3 実数値 ※ c	01/3 12ヶ月換算 d=(c×12)/10	01/9 実数値 e	01/9 yoy % e/a	01/9 yoy % e/b	2002/3 (Forecast) 実数値 f	2002/3 (Forecast) yoy % f/c	2002/3 (Forecast) yoy % f/d
営業収益	Operating Revenue	2,600	3,900	6,089	7,307	3,885	49.4	-0.4	8,141	33.7	11.4
営業貸付金利息	Interest Income	2,549	3,824	5,934	7,121	3,784	48.4	-1.1	7,941	33.8	11.5
その他	Other	50	76	155	186	101	100.7	33.8	200	29.0	7.5
営業費用	Operating Expenses	3,073	4,609	6,584	7,901	3,603	17.2	-21.8	7,023	6.7	-11.1
金融費用	Financial Expenses	224	336	600	721	370	64.8	9.9	767	27.7	6.4
広告宣伝費	Advertising Expenses	121	182	310	372	251	107.0	38.0	523	68.6	40.5
貸倒費用	Bad Debt Write-offs	1,863	2,794	3,682	4,419	1,894	1.7	-32.2	3,390	-7.9	-23.3
人件費	Salaries	369	554	927	1,113	533	44.3	-3.8	1,065	14.9	-4.3
その他	Other	494	741	1,062	1,275	552	11.9	-25.4	1,276	20.1	0.0
営業利益	Operating Income	-472	-708	-495	-594	282	159.8	139.9	1,118	325.9	288.2
営業外収益	Non-operating Income	2	4	7	8	3	29.0	-14.0	3	-50.0	-58.3
営業外費用	Non-operating Expenses	0	0	0	0	2	896.1	564.1	2	427.7	339.7
経常利益	Ordinary Income	-470	-705	-488	-586	284	160.4	140.3	1,119	329.2	291.0
特別利益	Extraordinary Income	0	0	0	0	0	-	-	0	-	-
特別損失	Extraordinary Losses	0	0	0	0	0	-	-	141	-	-
税引前利益	Income before Income Taxes	-470	-705	-488	-586	283	160.3	140.2	978	300.3	266.9
法人税・住民税及び事業税	Income Taxes	498	748	746	895	76	-84.7	-89.8	441	-40.8	-50.7
法人税等調整額	Effect of a Tax Consequences	-639	-959	-870	-1,044	107	116.7	111.2	97	111.2	109.4
当期純利益	Net Income	-329	-493	-363	-436	100	130.4	120.3	438	220.6	200.5

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。

(2)信和(Sinwa)

(百万円/¥ Million)

年/決算月(Fiscal Year)		00/9 実数値 ※ a	00/9 6ヶ月換算 b=(a×6)/4	01/3 実数値 ※ c	01/3 12ヶ月換算 d=(c×12)/10	01/9 実数値 e	01/9 yoy % e/a	01/9 yoy % e/b	2002/3 (Forecast) 実数値 f	2002/3 (Forecast) yoy % f/c	2002/3 (Forecast) yoy % f/d
営業収益	Operating Revenue	1,468	2,202	3,752	4,502	2,523	71.8	14.6	5,262	40.2	16.9
営業貸付金利息	Interest Income	1,457	2,185	3,721	4,466	2,499	71.5	14.4	5,216	40.2	16.8
その他	Other	11	16	30	36	23	108.3	38.8	45	48.0	23.4
営業費用	Operating Expenses	1,203	1,805	2,513	3,016	2,059	71.2	14.1	4,205	67.3	39.4
金融費用	Financial Expenses	155	233	355	426	176	13.1	-24.6	370	4.2	-13.2
広告宣伝費	Advertising Expenses	91	136	299	359	229	152.3	68.2	457	52.7	27.3
貸倒費用	Bad Debt Write-offs	533	800	735	882	985	84.6	23.1	1,714	133.2	94.3
人件費	Salaries	159	239	416	499	232	45.7	-2.9	498	19.8	-0.2
その他	Other	263	394	707	849	436	65.7	10.5	1,164	64.6	37.1
営業利益	Operating Income	265	397	1,238	1,486	463	74.8	16.5	1,057	-14.7	-28.9
営業外収益	Non-operating Income	20	31	40	48	8	-57.6	-71.8	15	-61.2	-67.7
営業外費用	Non-operating Expenses	63	95	74	89	5	-91.2	-94.2	10	-85.5	-87.9
経常利益	Ordinary Income	222	333	1,203	1,444	466	109.9	39.9	1,061	-11.8	-26.5
特別利益	Extraordinary Income	0	0	1	1	52	-	-	56	4,609.5	3,824.6
特別損失	Extraordinary Losses	44	66	63	75	3	-92.5	-95.0	217	244.1	186.8
税引前利益	Income before Income Taxes	178	267	1,141	1,370	516	190.1	93.4	900	-21.1	-34.3
法人税・住民税及び事業税	Income Taxes	56	84	446	535	458	711.4	440.9	657	47.2	22.7
法人税等調整額	Effect of a Tax Consequences	24	36	86	103	-184	866.5	-611.0	-184	-313.8	-278.1
当期純利益	Net Income	97	146	609	731	242	149.3	66.2	427	-29.8	-41.5

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。

注:株式会社ハッピークレジット・信和については、単独では、監査を受けておりません。従って、株式会社ハッピークレジット・信和単体の「資産、負債、収益、費用」の実績、及び計画数値につきましては、あくまで、「監査を受けていない」、「社内管理用の参考数値」です。また、「営業債権ベース」と記されている数値につきましては、債権流動化により、会計上はバランスシートから落ちている資産についても含めた、「監査を受けていない」「社内管理用の参考数値」であります。従いまして、アイフル株式会社、株式会社ハッピークレジット・信和、その他アイフルグループ各社は、これらの数字の正確性につき、何ら責任を負うものではございません。

Important Notice: Happy Credit and Sinwa's all financial data and other information are not audited as an independent company. Therefore, these data are for informational purposes only, and are not warranted as to completeness or accuracy and are subject to change without notice.

9. 債権ポートフォリオ(アイフル単独) *(Analysis of Loan Portfolio / AIFUL Non-Consolidated)*

(1)貸付利率別残高構成*(Breakdown By Interest Rate)*

貸付利率 Interest Rate on Loans to Customers		00/9 件数(千件) Account※1	00/9 構成比(%)	00/9 残高(百万円) Loan Balance※2	00/9 構成比(%)	01/3 件数(千件) Account※1	01/3 構成比(%)	01/3 残高(百万円) Loan Balance※2	01/3 構成比(%)	01/9 件数(千件) Account※1	01/9 構成比(%)	01/9 残高(百万円) Loan Balance※2	01/9 構成比(%)
無担保ローン (Unsecured Loans)	～ 25.0%	108	5.5	118,136	13.7	122	6.0	144,520	15.7	130	6.1	163,673	16.8
	25.0% ～ 26.0%	110	5.6	81,401	9.4	115	5.6	89,942	9.8	116	5.5	94,161	9.6
	26.0% ～ 27.0%	39	2.0	28,706	3.3	42	2.1	32,314	3.5	44	2.1	35,482	3.6
	27.0% ～ 28.0%	159	8.0	90,414	10.5	163	8.0	97,715	10.6	168	7.9	105,490	10.8
	28.0% ～ 29.0%	231	11.7	77,033	8.9	467	22.8	148,796	16.1	674	31.7	218,011	22.3
	29.0% ～	1,331	67.2	466,427	54.1	1,139	55.6	408,601	44.3	992	46.7	360,019	36.9
	合計 (Total)	1,981	100.0	862,120	100.0	2,050	100.0	921,891	100.0	2,125	100.0	976,839	100.0
有担保ローン (Secured Loans)	～ 13.0%	0	0.8	9,048	4.5	0	0.9	10,968	4.9	0	1.0	10,888	4.3
	13.0% ～ 14.0%	1	2.7	16,489	8.1	1	2.7	18,493	8.2	1	2.7	20,304	8.0
	14.0% ～ 15.0%	3	6.1	24,100	11.9	3	6.0	26,385	11.7	3	5.7	28,559	11.2
	15.0% ～ 16.0%	2	3.7	13,309	6.5	2	3.7	14,336	6.4	2	3.5	15,917	6.3
	16.0% ～ 17.0%	4	7.5	22,092	10.9	4	7.5	24,785	11.0	4	7.2	27,387	10.8
	17.0% ～ 18.0%	5	9.6	23,254	11.4	5	9.3	25,182	11.2	6	9.1	28,321	11.2
	18.0% ～	38	69.6	94,995	46.7	42	69.9	105,492	46.8	48	70.8	122,209	48.2
	合計 (Total)	55	100.0	203,290	100.0	60	100.0	225,644	100.0	68	100.0	253,587	100.0
事業者ローン (Small Business Loans)	～ 28.0%	3	38.4	4,701	44.9	3	29.5	4,050	33.2	3	26.4	4,379	29.4
	28.0% ～ 29.0%	2	33.1	3,058	29.2	5	52.1	6,355	52.1	7	60.9	9,243	62.1
	29.0% ～	2	28.5	2,722	26.0	1	18.4	1,792	14.7	1	12.7	1,258	8.5
	合計 (Total)	8	100.0	10,481	100.0	10	100.0	12,198	100.0	12	100.0	14,882	100.0
合計	(Total)	2,045	100.0	1,075,892	100.0	2,121	100.0	1,159,734	100.0	2,206	100.0	1,245,308	100.0

(2)貸付金額別残高構成*(Breakdown By Amount)*

貸付金額 Loan Outstandings		00/9 件数(千件) Account※1	00/9 構成比(%)	00/9 残高(百万円) Loan Balance※2	00/9 構成比(%)	01/3 件数(千件) Account※1	01/3 構成比(%)	01/3 残高(百万円) Loan Balance※2	01/3 構成比(%)	01/9 件数(千件) Account※1	01/9 構成比(%)	01/9 残高(百万円) Loan Balance※2	01/9 構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	～ 100	182	9.2	12,002	1.4	185	9.0	12,304	1.3	191	9.0	12,794	1.3
	100 ～ 200	238	12.0	39,488	4.6	249	12.2	41,460	4.5	264	12.4	44,174	4.5
	200 ～ 300	220	11.1	57,766	6.7	230	11.3	60,434	6.6	236	11.1	62,091	6.4
	300 ～ 400	258	13.1	94,205	10.9	268	13.1	97,543	10.6	279	13.1	101,676	10.4
	400 ～ 500	801	40.4	383,037	44.4	807	39.4	385,627	41.8	824	38.8	393,965	40.3
	500 ～	279	14.1	275,619	32.0	308	15.1	324,519	35.2	330	15.6	362,135	37.1
	合計 (Total)	1,981	100.0	862,120	100.0	2,050	100.0	921,891	100.0	2,125	100.0	976,839	100.0
有担保ローン (Secured Loans)	(千円/¥ Thousand)												
	～ 1,000	3	7.0	2,323	1.1	3	6.1	2,179	1.0	3	5.4	2,214	0.9
	1,000 ～ 5,000	43	78.4	122,044	60.0	47	78.4	133,363	59.1	53	78.6	149,772	59.1
	5,000 ～ 10,000	6	10.8	44,209	21.7	7	11.8	52,668	23.3	8	12.6	63,740	25.1
	10,000 ～ 50,000	2	3.7	32,268	15.9	2	3.7	34,966	15.5	2	3.4	36,720	14.5
	50,000 ～ 100,000	0	0.0	973	0.5	0	0.0	1,000	0.4	0	0.0	816	0.3
	100,000 ～	0	0.0	1,470	0.7	0	0.0	1,466	0.6	0	0.0	322	0.1
	合計 (Total)	55	100.0	203,290	100.0	60	100.0	225,644	100.0	68	100.0	253,587	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	～ 1,000	3	44.2	2,943	28.1	4	46.5	3,629	29.8	5	46.3	4,232	28.4
	1,000 ～ 2,000	4	53.7	7,174	68.4	5	51.4	8,147	66.8	6	50.3	9,764	65.6
	2,000 ～	0	2.1	364	3.5	0	2.1	422	3.5	0	3.4	885	6.0
	合計 (Total)	8	100.0	10,481	100.0	10	100.0	12,198	100.0	12	100.0	14,882	100.0
合計	(Total)	2,045	100.0	1,075,892	100.0	2,121	100.0	1,159,734	100.0	2,206	100.0	1,245,308	100.0

※1: Thousand
※2: Million

10. 無担保ローン顧客属性(アイフル単独) (Unsecured Loans Customer Profile / AIFUL Non-Consolidated)

(1)性　別 (Sex)

(千件/ Thousand)

		年/決算月(Fiscal Year) 00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)
新規顧客 (New Accounts)	男　性 (Male)	153	69.3	313	69.2	171	70.0
	女　性 (Female)	68	30.7	139	30.8	73	30.0
	合　計 (Total)	221	100.0	453	100.0	245	100.0
既存顧客 (Existing Accounts)	男　性 (Male)	1,356	68.6	1,403	68.4	1,456	68.5
	女　性 (Female)	624	31.4	647	31.6	669	31.5
	合　計 (Total)	1,981	100.0	2,050	100.0	2,125	100.0

(2)年齢別 (Age)

(千件/ Thousand)

		年/決算月(Fiscal Year) 00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	97	44.0	197	43.6	107	43.9
	30 ～ 39	49	22.2	99	22.1	55	22.6
	40 ～ 49	36	16.7	76	16.8	40	16.3
	50 ～ 59	27	12.3	57	12.6	30	12.3
	60 ～	10	4.8	22	5.0	12	4.9
	合　計 (Total)	221	100.0	453	100.0	245	100.0
既存顧客 (Existing Accounts)	20 ～ 29才 (才/Age)	544	27.5	523	25.5	575	27.1
	30 ～ 39	513	25.9	547	26.7	562	26.4
	40 ～ 49	411	20.8	419	20.5	429	20.2
	50 ～ 59	345	17.4	368	18.0	370	17.4
	60 ～	166	8.4	191	9.3	188	8.9
	合　計 (Total)	1,981	100.0	2,050	100.0	2,125	100.0

(3)保険種別 (Type of Social Security)

(千件/ Thousand)

			年/決算月(Fiscal Year) 00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	107	48.6	215	47.5	115	47.0
	会社員(国保)	Office Worker (National Health Insurance)	85	38.6	178	39.4	99	40.6
	自営業者	Self Employed	28	12.7	59	13.2	30	12.4
	合　計	Total	221	100.0	453	100.0	245	100.0

(4)年収別 (Annual Income)

(千件/ Thousand)

		年/決算月(Fiscal Year) 00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)
新規顧客 (New Accounts)	～ 2,000 (千円/¥Thousand)	32	14.6	68	15.2	40	16.4
	2,000 ～ 3,000	47	21.3	96	21.4	53	21.7
	3,000 ～ 4,000	56	25.7	115	25.5	61	25.2
	4,000 ～ 5,000	35	16.1	71	15.9	38	15.5
	5,000 ～ 7,000	32	14.6	65	14.5	34	14.0
	7,000 ～ 10,000	12	5.9	26	5.9	13	5.6
	10,000 ～	3	1.8	7	1.8	3	1.6
	合　計 (Total)	221	100.0	453	100.0	245	100.0

11. 貸倒れ(アイフル単独) *(Credit Cost / AIFUL Non-Consolidated)*

年/決算月	*(Fiscal Year)*	00/3 Amount	00/3 /(L) %	00/9 Amount	00/9 /(L) %	01/3 Amount	01/3 /(L) %	01/9 Amount	01/9 /(L) %	2002/3 *(Forecast)* Amount	2002/3 *(Forecast)* /(L) %
期末営業貸付金(L)	*Loans outstanding*	1,001,078	-	1,075,892	-	1,159,734	-	1,245,308	-	1,323,607	-
無担保	*Unsecured*	809,361	-	862,120	-	921,891	-	976,839	-	1,029,206	-
有担保	*Home equity*	181,428	-	203,290	-	225,644	-	253,587	-	277,971	-
事業者	*Small business*	10,289	-	10,481	-	12,198	-	14,882	-	16,429	-
当期貸倒発生額(W)	*Write offs*	30,355	3.03%	18,507	1.72%	39,800	3.43%	23,731	1.91%	47,656	3.60%
無担保	*Unsecured*	29,380	3.63%	17,988	2.09%	37,944	4.12%	22,287	2.28%	44,532	4.33%
有担保	*Home equity*	726	0.40%	291	0.14%	1,406	0.62%	1,220	0.48%	2,560	0.92%
事業者	*Small business*	247	2.40%	227	2.17%	449	3.68%	222	1.49%	564	3.43%
当期ネット引当金繰入額(T)	*Transfer to allowance*	615	0.06%	1,112	0.10%	993	0.09%	1,332	0.11%	1,774	0.13%
無担保	*Unsecured*	-	0.00%	-	0.00%	-	-	313	0.03%	351	0.03%
有担保	*Home equity*	615	0.34%	1,112	0.55%	993	0.44%	1,017	0.40%	1,421	0.51%
事業者	*Small business*	-	0.00%	-	0.00%	-	-	2	0.01%	1	0.01%
当期クレジットコスト(W)+(T)	*Total credit cost*	30,970	3.09%	19,619	1.82%	40,793	3.52%	25,063	2.01%	49,430	3.73%
無担保	*Unsecured*	29,380	3.63%	17,988	2.09%	37,944	4.12%	22,600	2.31%	44,883	4.36%
有担保	*Home equity*	1,341	0.74%	1,403	0.69%	2,399	1.06%	2,237	0.88%	3,981	1.43%
事業者	*Small business*	247	2.41%	227	2.17%	449	3.68%	224	1.51%	565	3.43%
償却債権回収額	*Bad debt recovery*	3,144	0.31%	1,703	0.16%	3,225	0.28%	1,973	0.16%	3,640	0.28%

W=いわゆる貸倒損失分

T=民事再生、不動産評価差額等の繰入金分

年/決算月	*(Fiscal Year)*	00/3 Amount	00/3 /(L) %	00/9 Amount	00/9 /(L) %	01/3 Amount	01/3 /(L) %	01/9 Amount	01/9 /(L) %	2002/3 *(Forecast)* Amount	2002/3 *(Forecast)* /(L) %
4分類開示債権合計(B)	*Bad debt total*	57,666	5.76%	60,910	5.66%	63,882	5.51%	71,904	5.77%	-	-
破綻先	*Category 4*	16,299	1.63%	15,045	1.40%	13,058	1.13%	15,598	1.25%	-	-
延滞債権	*Category 3*	15,797	1.58%	17,635	1.64%	20,136	1.74%	21,834	1.75%	-	-
3ヶ月以上延滞債権	*Category 2*	5,250	0.52%	6,475	0.60%	6,874	0.59%	8,600	0.69%	-	-
貸出条件緩和債権	*Category 1*	20,320	2.03%	21,755	2.02%	23,814	2.05%	25,870	2.08%	-	-
うち無担保ローン(BU)	*Bad debt (Unsecured)*	32,600	4.03%	35,761	4.15%	38,287	4.15%	41,723	4.27%	-	-
破綻先	*Category 4*	-	-	-	-	-	-	391	0.04%	-	-
延滞債権	*Category 3*	8,297	1.03%	8,897	1.03%	9,305	1.01%	8,849	0.91%	-	-
3ヶ月以上延滞債権	*Category 2*	4,013	0.50%	5,141	0.60%	5,205	0.56%	6,636	0.68%	-	-
貸出条件緩和債権	*Category 1*	20,290	2.51%	21,723	2.52%	23,777	2.58%	25,846	2.65%	-	-
期末貸倒引当金(A)	*Allowance for bad debt*	56,720	5.67%	59,231	5.51%	60,943	5.25%	65,428	5.25%	70,569	5.33%
無税	*Untaxable*	41,615	4.16%	45,197	4.20%	46,232	3.99%	54,715	4.39%	61,812	4.67%
有税	*Taxable*	15,104	1.51%	14,033	1.30%	14,710	1.27%	10,712	0.86%	8,757	0.66%
流動(AC)	*Current assets*	37,625	3.76%	39,404	3.66%	45,115	3.89%	48,941	3.93%	53,076	4.01%
固定(AF)	*Fixed assets*	19,094	1.91%	19,827	1.84%	15,828	1.36%	16,486	1.32%	17,493	1.32%
無担保カバー率(AC)/(BU)	*Coverage ratio (current)*	115.4%	-	110.2%	-	117.8%	-	117.3%	-	-	-
合計カバー率(A)/(B)	*Coverage ratio (total)*	98.4%	-	97.2%	-	95.4%	-	91.0%	-	-	-

Category4: Bankruptcy, Rehabilitation

Category3: Over 150 days delinquency

Category2: 90～150 days delinquency

Category1: Rescheduled or Restructured Loan

12. 資金調達の状況（アイフル単独） *(Review of Funding / AIFUL Non-Consolidated)*

（1）形態別調達金額 *(Amount of Borrowings by Type of Lender)*

（百万円/¥ Million）

年/決算月(Fiscal Year)		00/3	構成比(%)	00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)	02/3(Forecast)	構成比(%)
借入金	Borrowings	707,668	79.3	725,807	74.4	791,674	64.9	770,832	60.9	770,000	61.4
都市銀行	City Banks	3,930	0.4	6,976	0.7	6,004	0.5	7,432	0.6	-	-
長信用銀行	Long-Term Credit Banks	59,290	6.6	59,290	6.1	59,290	4.9	70,858	5.6	-	-
信託銀行	Trust Banks	117,053	13.1	117,690	12.1	137,467	11.3	139,920	11.0	-	-
地方銀行・第二地方銀行	Regional Banks	90,323	10.1	119,170	12.2	124,962	10.2	134,797	10.6	-	-
生命保険会社	Life Insurance	174,003	19.5	177,698	18.2	166,113	13.6	158,038	12.5	-	-
損害保険会社	Non-Life Insurance	75,991	8.5	68,513	7.0	64,700	5.3	61,262	4.8	-	-
外国銀行	Foreigner	64,967	7.3	76,398	7.8	76,766	6.3	65,061	5.1	-	-
シンジケートローン	Syndicated Loan	30,580	3.4	14,500	1.5	79,500	6.5	58,333	4.6	-	-
邦銀	Japanese Banks	-	-	-	-	70,000	5.7	58,333	4.6	-	-
外銀	Foreigner	30,580	3.4	14,500	1.5	9,500	0.8	-	-	-	-
県信連等	Credit Association	13,911	1.6	17,907	1.8	17,120	1.4	19,589	1.5	-	-
その他	Other	77,618	8.7	67,664	6.9	59,749	4.9	55,542	4.4	-	-
CP・社債等	CP and Bonds	184,500	20.7	249,500	25.6	427,500	35.1	495,500	39.1	485,000	38.6
CP	CP	15,000	1.7	15,000	1.5	15,000	1.2	15,000	1.2	-	-
普通社債	SB	169,500	19.0	234,500	24.0	377,500	31.0	441,500	34.9	-	-
その他	Other	-	-	-	-	35,000	2.9	39,000	3.1	-	-
合　計	Total	892,168	100.0	975,307	100.0	1,219,174	100.0	1,266,332	100.0	1,255,000	100.0

（2）長期・短期別調達金額 *(Short and Long-term Borrowings)*

（百万円/¥ Million）

年/決算月(Fiscal Year)		00/3	構成比(%)	00/9	構成比(%)	01/3	構成比(%)	01/9	構成比(%)	02/3(Forecast)	構成比(%)
短期調達	Short-term Borrowings	28,700	3.2	34,500	3.5	32,500	2.7	29,500	2.3	-	-
短期借入	Borrowings	13,700	1.5	19,500	2.0	17,500	1.4	14,500	1.1	-	-
CP	CP	15,000	1.7	15,000	1.5	15,000	1.2	15,000	1.2	-	-
長期調達	Long-term Borrowings	863,468	96.8	940,807	96.5	1,186,674	97.3	1,236,832	97.7	-	-
固定金利借入	Fixed Rate	291,870	32.7	275,109	28.2	246,157	20.2	222,307	17.6	-	-
変動金利借入	Floating Rate	402,098	45.1	431,198	44.2	528,016	43.3	534,025	42.2	-	-
キャップ	With Cap	190,000	21.3	190,000	19.5	160,000	13.1	110,000	8.7	-	-
スワップ	With Swap	4,880	0.5	3,700	0.4	33,600	2.8	85,080	6.7	-	-
社債等(固定)	SB Other (Fixed Bond)	151,500	17.0	216,500	22.2	359,000	29.4	462,500	36.5	-	-
普通社債	SB	151,500	17.0	216,500	22.2	359,000	29.4	423,500	33.4	-	-
その他	Other	-	-	-	-	-	-	39,000	3.1	-	-
社債等(変動)	SB Other (Floating Bond)	18,000	2.0	18,000	1.8	53,000	4.3	18,000	1.4	-	-
普通社債	SB	18,000	2.0	18,000	1.8	18,000	1.5	18,000	1.4	-	-
スワップ	With Swap	3,000	0.3	3,000	0.3	3,000	0.2	3,000	0.2	-	-
その他	Other	-	-	-	-	35,000	2.9	-	-	-	-
合　計	Total	892,168	100.0	975,307	100.0	1,219,174	100.0	1,266,332	100.0	-	-

※キャップ・スワップには、開始年月日が未到来のスワップ(130,000百万円)を含んでおりません。なお、未到来のキャップはありません。

（3）調達金利 *(Funding Cost)*

(%)

年/決算月(Fiscal Year)		00/3	00/9	01/3	01/9	02/3(Forecast)
調達金利	Funding Cost	2.8	2.8	2.5	2.2	2.3
直接	Direct	2.3	2.4	2.1	2.1	2.1
間接	Indirect	2.9	2.9	2.6	2.3	2.4

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

		00/3	00/9	01/3	01/9	02/3(Forecast)
長期プライムレート	Long term prime rate	2.20	2.40	1.90	1.65	1.80

13. 消費者金融業界動向 (Overview of Consumer Credit Industry)

(1)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
消費者金融 Consumer Credit	アイフル	AIFUL	28.835
	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
信販 Shinpan (Sales Finance) Companies	ライフ	Life	29.200
	日本信販	Nippon Shinpan	26.280
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
流通系 Distributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	26.000
	ダイエーオーエムシー	Daiei OMC	28.800
	イオンクレジットサービス	Aeon Credit Service	25.600
銀行系 Bank - affiliated Credit Card Companies	ジェーシービー	JCB	27.800
	三井住友カード	Sumitomo Mitsui Card	27.800
	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

注:金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1996年～2001年8月推移 *(Number of Petitions 1996-Aug 2001)*

暦年	件数	前年比
1996年	56,494 件	30.1%
1997年	71,299 件	26.2%
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	97,750 件	10.9%
1月 Jan	7,449 件	-3.1%
2月 Feb	11,088 件	2.4%
3月 Mar	13,110 件	4.5%
4月 Apr	12,362 件	11.2%
5月 May	12,707 件	15.9%
6月 Jun	13,779 件	11.2%
7月 Jul	13,727 件	24.0%
8月 Aug	13,528 件	17.0%

出所:最高裁判所　Source:Japanese Supreme Court

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥100Million)

	消費者信用計 Consumer Credit	伸び率(yoy%)	販売信用 Sales on Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預金担保貸付	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	民間金融機関 Commercial Finance Institution	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販会社 Shinpan [Sales Finance Companies]	伸び率(yoy%)	銀行系クレジット会社 Bank-affiliated Credit Card Companies	伸び率(yoy%)	流通系クレジット会社 Distributor-affiliated Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1990年	630,985	19.2	153,428	10.7	477,557	22.2	137,669	12.2	339,888	26.8	270,458	31.0	29,432	18.3	27,332	3.9	5,582	18.9	2,865	51.6	4,219	10.6
1991年	684,199	8.4	161,618	5.3	522,581	9.4	149,303	8.5	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
1992年	715,383	4.6	169,075	4.6	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
1996年	752,407	0.6	182,892	3.2	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3

出所:(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2000年版
Source:Japan Credit Industry Association, "Japan Consumer Credit Statistics 2001(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 3

2002年3月期　第3四半期資料

Data Book (Third Quarter Report for the fiscal year ending March.2002)

アイフル株式会社
AIFUL CORPORATION

1. 営業指標(アイフル単独) (Review of Operation / AIFUL Non-Consolidated)

(1) 営業実績 (Operating Results)

年/決算月		(Fiscal Year)	99/3	99/12	増減率(yoy%)	00/3	00/12	増減率(yoy%)	01/3	01/12	増減率(yoy%)	2002/3 (Forecast)	増減率(yoy%)
営業貸付金残高	(百万円)	Loans Outstanding (¥ Million)	837,981	951,269	18.5	1,001,080	1,120,870	17.8	1,159,734	1,288,759	15.0	1,323,607	14.1
無担保ローン		Unsecured Loans	690,704	769,501	15.3	809,361	892,421	16.0	921,891	1,004,646	12.6	1,029,206	11.6
有担保ローン		Secured Loans	137,755	170,614	34.6	181,428	216,971	27.2	225,644	267,870	23.5	277,971	23.2
事業者ローン		Small Business Loans	9,522	11,152	34.3	10,289	11,477	2.9	12,198	16,242	41.5	16,429	34.7
口座数	(千件)	Customer Accounts (Thousand)	1,822	1,954	8.0	1,975	2,098	7.4	2,121	2,249	7.2	2,283	7.6
無担保ローン		Unsecured Loans	1,776	1,898	7.5	1,917	2,030	7.0	2,050	2,163	6.5	2,193	7.0
有担保ローン		Secured Loans	38	47	29.6	49	58	23.2	60	72	24.0	75	23.8
事業者ローン		Small Business Loans	7	8	41.4	8	9	10.2	10	13	42.5	14	39.2
一口座当たり残高	(千円)	Per Account (¥ Thousand)	459	486	9.7	506	534	9.7	546	572	7.3	579	6.0
無担保ローン		Unsecured Loans	388	405	7.3	422	439	8.4	449	464	5.7	469	4.3
有担保ローン		Secured Loans	3,543	3,590	3.9	3,630	3,706	3.2	3,700	3,691	-0.4	3,683	-0.5
事業者ローン		Small Business Loans	1,347	1,301	-5.0	1,272	1,214	-6.6	1,199	1,206	-0.7	1,160	-3.2
新規顧客件数	(千件)	New Accounts (Thousand)	429	331	3.1	449	352	6.4	479	381	8.1	527	9.9
無担保ローン		Unsecured Loans	406	313	2.8	425	332	6.3	453	354	6.6	491	8.5
有担保ローン		Secured Loans	16	14	18.3	20	16	13.2	22	21	26.2	28	29.1
事業者ローン		Small Business Loans	5	3	-21.8	3	2	-15.1	4	5	81.6	6	61.4
実質平均利回り ※1	(%)	Average Yield ※1 (%)	25.5	25.1	*-0.5*	25.0	24.4	*-0.7*	24.3	23.8	*-0.6*	23.8	*-0.5*
無担保ローン		Unsecured Loans	27.0	26.7	*-0.4*	26.6	26.0	*-0.7*	26.0	25.5	*-0.5*	25.6	*-0.3*
有担保ローン		Secured Loans	17.0	17.4	*0.1*	17.2	17.3	*-0.0*	17.2	17.0	*-0.3*	16.6	*-0.5*
事業者ローン		Small Business Loans	28.3	28.2	*1.0*	30.6	27.1	*-1.1*	25.7	26.8	*-0.4*	26.8	*1.1*

※1:実質平均利回り=営業貸付金利息/((期初残高+期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月		(Fiscal Year)	99/3	99/12	増減数(yoy)	00/3	00/12	増減数(yoy)	01/3	01/12	増減数(yoy)	2002/3 (Forecast)	増減数(yoy)
ローン事業店舗数 ※2	(店)	Loan Business Branches ※2	1,009(418)	1,251(640)	*286*	1,311(698)	1,457(843)	*206*	1,529(892)	1,587(944)	*130*	1,590	*61*
有人店舗 ※3		Staffed Branches ※3	540(124)	533(127)	*-2*	534(127)	538(134)	*5*	536(120)	535(119)	*-3*	540	*4*
無人店舗 ※3		Unstaffed Branches ※3	465(294)	714(513)	*292*	773(571)	915(709)	*201*	987(772)	1,046(825)	*131*	1,044	*57*
ハートプラザ ※4		Heart Plaza ※4	4	4	*0*	4	4	*0*	4	4	*0*	4	*0*
その他 ※5		Other ※5	-	-	-	-	-	-	2	2	*2*	2	*0*
ローン事業店舗出店数	(店)	Newly Opened Loan Business Branches	202	246	-	321(19)	172	-	245	89	-	92	-
有人店舗 ※6		Staffed ※6	36	5	-	24(19)	10	-	8	2	-	3	-
無人店舗		Unstaffed	166	241	-	297	162	-	235	87	-	89	-
ハートプラザ ※4		Heart Plaza ※4	-	-	-	-	-	-	-	-	-	-	-
その他 ※5		Other ※5	-	-	-	-	-	-	2	-	-	-	-
有人店の無人化	(店)	Remodeled into Unstaffed	2	14	-	18	11	-	11	13	-	13	-
無人店の有人化	(店)	Remodeled into Staffed	55	2	-	2	5	-	5	10	-	14	-
廃店 ※6	(店)	Closed Branches ※6	-	23	-	*19(14)*	26	-	27	31	-	31	-
自動契約機設置台数	(台)	Unmanned Loan-contracting Machines	1,002	1,245	*290*	1,305	1,449	*204*	1,522	1,580	*131*	1,583	*61*
併設型		At Staffed Branches	536	531	*0*	531	533	*2*	534	533	*0*	538	*4*
独立型		At Unstaffed Branches	466	714	*290*	774	916	*202*	988	1,047	*131*	1,045	*57*
ATM・CDネットワーク	(台)	AIFUL ATMs and Tie-up CDs	14,118	16,185	*4,030*	16,631	20,796	*4,611*	22,021	27,980	*7,184*	-	-
ATM台数		AIFUL ATMs	1,132	1,377	*294*	1,437	1,587	*210*	1,646	1,681	*94*	1,689	*43*
提携CD台数		Tie-up CDs	12,986	14,808	*3,736*	15,194	19,209	*4,401*	20,375	26,299	*7,090*	-	-
レストラン店舗	(店)	Restaurants	11	11	*0*	10	9	*-2*	10	9	*0*	9	*-1*
カラオケ店舗	(店)	Karaoke Parlors	5	5	*0*	3	3	*-2*	3	3	*0*	3	*0*
社員数	(人)	Number of Employees	3,141	3,345	*57*	3,263	3,523	*178*	3,477	3,682	*159*	3,750	*273*

※2:()はロードサイド型
※3:00/3末店舗数には日本ベネフィット株式会社からの譲受店舗(有人1店、無人4店)を含む。
※4:ハートプラザは有担保専門店
※5:eきゃっシング店1店・個品割賦店1店
※6:()は日本ベネフィット店舗数
注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

※2:Roadside Type
※3:Included Nippon Benefit Branches Taken Over (Staffed Branches:1,Unstaffed Branches:4)
※4:Heart Plaza is Specialized for Secured Loans
※5:e-cashing:1・Sales Finance:1
※6:Nippon Benefit

2. 営業指標(ライフ) (Review of Operation / LIFE)

(1)ライフ(LIFE)

		01/3	2002/3 01/10 October	前期末比 ytd%	01/11 November	前期末比 ytd%	01/12 December	前期末比 ytd%	第3四半期 Third Quarter	前期末比 ytd%	02/3 March (Forecast)	前期末比 yoy%
残高 (百万円)	Balance (¥Million)	606,313	597,782	-1.4	612,166	1.0	614,108	1.3	614,108	1.3	614,425	1.3
割賦売掛金	Installment Receivable	225,376	221,601	-1.7	230,730	2.4	231,847	2.9	231,847	2.9	229,194	1.7
総合あっせん	Credit Card Shopping	63,080	64,220	1.8	69,664	10.4	68,773	9.0	68,773	9.0	69,038	9.4
個品あっせん	Per Item Shopping Loan	162,275	157,358	-3.0	161,039	-0.8	163,046	0.5	163,046	0.5	160,137	-1.3
オートローン	Automobile	33,782	22,545	-33.3	21,043	-37.7	19,601	-42.0	19,601	-42.0	15,431	-54.3
特定	Service	50,228	56,457	12.4	62,282	24.0	64,685	28.8	64,685	28.8	56,776	13.0
一般	Goods	55,127	58,417	6.0	57,602	4.5	58,385	5.9	58,385	5.9	67,312	22.1
代位弁済	Collateral	23,138	19,938	-13.8	20,112	-13.1	20,374	-11.9	20,374	-11.9	20,617	-10.9
リース他	Lease etc.	22	24	7.0	27	20.9	29	30.0	29	30.0	19	-13.0
営業貸付金	Loans (Cash Advance)	196,559	220,859	12.4	229,620	16.8	234,100	19.1	234,100	19.1	249,983	27.2
カードキャッシング	with Credit Card	129,989	141,027	8.5	147,363	13.4	149,773	15.2	149,773	15.2	156,781	20.6
キャッシュプラザ	with Loan Card (Life Cash Plaza)	64,401	78,715	22.2	81,153	26.0	83,209	29.2	83,209	29.2	92,223	43.2
その他	Other	2,168	1,117	-48.5	1,103	-49.1	1,118	-48.4	1,118	-48.4	980	-54.8
信用保証売掛金	Guarantee	184,378	155,322	-15.8	151,817	-17.7	148,162	-19.6	148,162	-19.6	135,248	-26.6
パートナー	Partner Loan (Automobile)	54,499	35,210	-35.4	32,893	-39.6	30,155	-44.7	30,155	-44.7	23,104	-57.6
銀行保証	Bank Loan	79,248	72,498	-8.5	71,697	-9.5	71,276	-10.1	71,276	-10.1	66,956	-15.5
住宅	Home Loan	50,631	47,614	-6.0	47,226	-6.7	46,730	-7.7	46,730	-7.7	45,189	-10.7
クレジットカード	Credit Card											
有効カード会員数 (千人)	Number of Card Holders (Thousand)	7,483	7,993	*510*	8,076	*593*	8,282	*799*	8,282	*799*	*8,895*	*1,412*
プロパー	Proper	847	981	*134*	1,021	*174*	1,033	*186*	1,033	*186*	*1,063*	*216*
提携	Affinity	6,636	7,012	*376*	7,055	*419*	7,248	*612*	7,248	*612*	*7,833*	*1,197*
新規発行数 (千枚)	Number of New Card Issue (Thousand)	1,951	102	-	122	-	246	-	1,164	-40.3	1,906	*-45*
プロパー	Proper	74	14	-	15	-	21	-	132	78.1	221	*147*
提携	Affinity	1,877	88	-	107	-	225	-	1,032	-45.0	1,685	*-192*
単価(残高÷残有会員数) (千円)	Balance per Account (¥Thousand)											
ショッピング単価	Shopping	72	62	-13.9	68	-5.6	57	-20.8	57	-20.8	-	-
キャッシング単価	Cashing	203	204	0.5	211	3.9	211	3.9	211	3.9	-	-
買上実績 (百万円)	Purchase Results (¥Million)											
個品あっせん	Per Item Shopping	68,048	9,431	-	9,733	-	10,693	-	74,274	9.1	101,820	49.6
カード事業	Card Shopping	370,078	33,615	-	39,866	-	41,206	-	309,311	-16.4	426,093	15.1
ショッピング	Shopping	219,168	18,600	-	20,500	-	24,592	-	173,618	-20.8	240,358	9.7
キャッシング	Cashing	150,910	15,014	-	19,366	-	16,614	-	135,693	-10.1	185,735	23.1

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

3. 営業指標（その他ローン子会社） *(Review of Operation / Other Subsidiaries)*

(1)ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

		00/5末 ※参考 a	01/3 b	b/a%	2002/3 01/10 October	前期末比 ytd%	01/11 November	前期末比 ytd%	01/12 December	前期末比 ytd%	第3四半期 Third Quarter	前期末比 ytd%	02/3 March (Forecast)	前期末比 yoy%
営業貸付金残高 (百万円)	*Loans Outstanding (¥Million)*	22,094	27,106	22.7	30,144	11.2	31,047	14.5	31,976	18.0	31,976	18.0	34,006	25.5
口座数 (千件)	*Customer Accounts (Thousand)*	77	87	13.0	98	12.0	100	14.9	104	19.0	104	19.0	107	22.5
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	285	309	8.5	307	-0.8	308	-0.3	306	-0.9	306	-0.9	317	2.4
新規顧客件数 (件)	*New Accounts (Number)*	-	26,616	-	3,000	-	3,340	-	2,862	-	28,153	5.8	39,323	47.7
平均名目金利 (%)	*Average interest rat. (%)*	34.0	30.1	*-3.9*	29.8	*-0.2*	29.8	*-0.3*	29.7	*-0.4*	29.7	*-0.4*	29.6	*-0.5*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)信和 *(Sinwa / Acquisition : June 2000)*

		00/5末 ※参考 a	01/3 b	b/a%	2002/3 01/10 October	前期末比 ytd%	01/11 November	前期末比 ytd%	01/12 December	前期末比 ytd%	第3四半期 Third Quarter	前期末比 ytd%	02/3 March (Forecast)	前期末比 yoy%
営業貸付金残高 (百万円)	*Loans Outstanding (¥Million)*	13,713	16,861	22.9	19,561	16.0	20,068	19.0	20,382	20.9	20,382	20.9	21,206	25.8
口座数 (千件)	*Customer Accounts (Thousand)*	41	47	14.5	53	14.2	55	17.0	55	18.8	55	18.8	57	21.0
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	333	357	7.3	363	1.6	363	1.7	364	1.8	364	1.8	371	3.9
新規顧客件数 (件)	*New Accounts (Number)*	-	11,031	-	1,737	-	1,792	-	1,318	-	13,787	25.0	17,840	61.7
平均名目金利 (%)	*Average interest rat. (%)*	34.2	29.3	*-4.9*	28.9	*-0.4*	28.9	*-0.4*	28.9	*-0.5*	28.9	*-0.5*	28.8	*-0.5*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(3)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

		00/5末 ※参考 a	01/3 b	b/a%	2002/3 01/10 October	前期末比 ytd%	01/11 November	前期末比 ytd%	01/12 December	前期末比 ytd%	第3四半期 Third Quarter	前期末比 ytd%	02/3 March (Forecast)	前期末比 yoy%
営業貸付金残高 (百万円)	*Loans Outstanding (¥Million)*	-	-	-	2,810	-	3,035	-	3,376	-	3,376	-	-	-
口座数 (千件)	*Customer Accounts (Thousand)*	-	-	-	2	-	3	-	3	-	3	-	-	-
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	-	-	-	1,037	-	1,003	-	996	-	966	-	-	-
新規顧客件数 (件)	*New Accounts (Number)*	-	-	-	466	-	361	-	391	-	3,581	-	-	-
平均名目金利 (%)	*Average interest rat. (%)*	-	-	-	15.6	-	15.6	-	15.6	-	15.6	-	-	-

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

ハッピークレジット、信和の営業貸付金残高については、月次業績開示資料では営業店保有の正常債権だけを記載しておりますが、ここでは、延滞債権も含む総残高を記載しております。

About the loan balance of each company of a HAPPY CREDIT and SINWA, although the monthly indication data of a company has indicated only the normal loan, the total balance also containing NPL is indicated here.

4. 資金調達の状況(アイフル単独) *(Review of Funding / AIFUL Non-Consolidated)*

(1)形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		00/3	構成比(%)	00/12	構成比(%)	01/3	構成比(%)	01/12	構成比(%)	02/3 (Forecast)	構成比(%)
借入金	Borrowings	707,668	79.3	747,756	73.1	791,674	64.9	764,668	60.8	764,624	59.2
都市銀行	City Banks	3,930	0.4	6,415	0.6	6,004	0.5	7,666	0.6	-	-
長信用銀行	Long-Term Credit Banks	59,290	6.6	61,520	6.0	59,290	4.9	74,658	5.9	-	-
信託銀行	Trust Banks	117,053	13.1	136,931	13.4	137,467	11.3	145,615	11.6	-	-
地方銀行・第二地方銀行	Regional Banks	90,323	10.1	126,382	12.4	124,962	10.2	134,919	10.7	-	-
生命保険会社	Life Insurance	174,003	19.5	172,010	16.8	166,113	13.6	148,450	11.8	-	-
損害保険会社	Non-Life Insurance	75,991	8.5	68,972	6.7	64,700	5.3	60,993	4.9	-	-
外国銀行	Foreigner	64,967	7.3	77,113	7.5	76,766	6.3	64,731	5.1	-	-
シンジケートローン	Syndicated Loan	30,580	3.4	14,500	1.4	79,500	6.5	52,500	4.2	-	-
邦銀	Japanese Banks	-	-	-	-	70,000	5.7	52,500	4.2	-	-
外銀	Foreigner	30,580	3.4	14,500	1.4	9,500	0.8	-	-	-	-
県信連等	Credit Association	13,911	1.6	18,805	1.8	17,120	1.4	22,335	1.8	-	-
その他	Other	77,618	8.7	65,106	6.4	59,749	4.9	52,799	4.2	-	-
CP・社債等	CP and Bonds	184,500	20.7	274,500	26.9	427,500	35.1	492,812	39.2	526,824	40.8
CP	CP	15,000	1.7	15,000	1.5	15,000	1.2	15,000	1.2	-	-
普通社債	SB	169,500	19.0	259,500	25.4	377,500	31.0	441,500	35.1	-	-
その他	Other	-	-	-	-	35,000	2.9	36,312	2.9	-	-
合 計	Total	892,168	100.0	1,022,256	100.0	1,219,174	100.0	1,257,480	100.0	1,291,448	100.0

(2)長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		00/3	構成比(%)	00/12	構成比(%)	01/3	構成比(%)	01/12	構成比(%)	02/3 (Forecast)	構成比(%)
短期調達	Short-term Borrowings	28,700	3.2	52,500	5.1	32,500	2.7	29,000	2.3	-	-
短期借入	Borrowings	13,700	1.5	37,500	3.7	17,500	1.4	14,000	1.1	-	-
CP	CP	15,000	1.7	15,000	1.5	15,000	1.2	15,000	1.2	-	-
長期調達	Long-term Borrowings	863,468	96.8	969,756	94.9	1,186,674	97.3	1,228,480	97.7	-	-
固定金利借入	Fixed Rate	291,870	32.7	258,435	25.3	246,157	20.2	217,030	17.3	-	-
変動金利借入	Floating Rate	402,098	45.1	451,821	44.2	528,016	43.3	533,638	42.4	-	-
キャップ	With Cap	190,000	21.3	190,000	18.6	160,000	13.1	110,000	8.7	-	-
スワップ	With Swap	4,880	0.5	13,700	1.3	33,600	2.8	134,820	10.7	-	-
社債等(固定)	SB Other (Fixed Bond)	151,500	17.0	241,500	23.6	359,500	29.4	459,812	36.6	-	-
普通社債	SB	151,500	17.0	241,500	23.6	359,500	29.4	423,500	33.7	-	-
その他	Other	-	-	-	-	-	-	36,312	2.9	-	-
社債等(変動)	SB Other (Floating Bond)	18,000	2.0	18,000	1.8	53,000	4.3	18,000	1.4	-	-
普通社債	SB	18,000	2.0	18,000	1.8	18,000	1.5	18,000	1.4	-	-
スワップ	With Swap	3,000	0.3	3,000	0.3	3,000	0.2	3,000	0.2	-	-
その他	Other	-	-	-	-	35,000	2.9	-	-	-	-
合 計	Total	892,168	100.0	1,022,256	100.0	1,219,174	100.0	1,257,480	100.0	-	-

※キャップ・スワップには、開始年月日が未到来のスワップ(79,450百万円)を含んでおりません。なお、未到来のキャップはありません。

(3)調達金利 *(Funding Cost)*

(%)

年/決算月 (Fiscal Year)		00/3	00/12	01/3	01/12	02/3 (Forecast)
調達金利	Funding Cost	2.79	2.69	2.45	2.26	2.27
直接	Direct	2.34	2.47	2.14	2.11	2.10
間接	Indirect	2.90	2.76	2.62	2.36	2.36

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	2.20	2.10	1.90	1.85	2.10

5. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
消費者金融 Consumer Credit	アイフル	AIFUL	28.835
	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
信販 Shinpan (Sales Finance) Companies	ライフ	Life	29.200
	日本信販	Nippon Shinpan	26.280
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
流通系 Distributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	26.000
	ダイエーオーエムシー	Daiei OMC	28.800
	イオンクレジットサービス	Aeon Credit Service	25.600
銀行系 Bank - affiliated Credit Card Companies	ジェーシービー	JCB	27.800
	三井住友カード	Sumitomo Mitsui Card	27.800
	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

注:金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1996年～2001年11月推移*(Number of Petitions 1996-Nov 2001)*

暦年	件数	前年比
1996年	56,494 件	30.1%
1997年	71,299 件	26.2%
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	143,138 件	15.6%
1月 Jan	7,449 件	-3.1%
2月 Feb	11,088 件	2.4%
3月 Mar	13,110 件	4.5%
4月 Apr	12,362 件	11.2%
5月 May	12,707 件	15.9%
6月 Jun	13,779 件	11.2%
7月 Jul	13,727 件	24.0%
8月 Aug	13,528 件	17.0%
9月 Sep	13,376 件	18.3%
10月 Oct	16,095 件	32.7%
11月 Nov	15,917 件	30.0%

出所:最高裁判所　Source:Japanese Supreme Court

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥ 100Million)

	消費者信用計 Consumer Credit	伸び率(yoy%)	販売信用 Sales on Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預金担保貸付等 Deposit Collateral Loan	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	民間金融機関 Commercial Finance Institution	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販会社 Shinpan [Sales Finance Companies]	伸び率(yoy%)	銀行系クレジット会社 Bank-affiliated Credit Card Companies	伸び率(yoy%)	流通系クレジット会社 Distributor-affiliated Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1990年	630,985	19.2	153,428	10.7	477,557	22.2	137,669	12.2	339,888	26.8	270,458	31.0	29,432	18.3	27,332	3.9	5,582	18.9	2,865	51.6	4,219	10.6
1991年	684,199	8.4	161,618	5.3	522,581	9.4	149,303	8.5	373,278	9.8	301,101	11.3	33,435	13.6	25,614	-6.3	5,951	6.6	3,073	7.3	4,104	-2.7
1992年	715,383	4.6	169,075	4.6	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	29,349	14.6	6,369	7.0	3,770	22.7	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	29,290	-0.2	6,439	1.1	3,902	3.5	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	29,164	-0.4	6,159	-4.3	4,149	6.3	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	31,807	9.1	6,434	4.5	4,840	16.7	4,372	3.8
1996年	752,407	0.6	182,892	3.2	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	34,968	9.9	6,910	7.4	5,415	11.9	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	37,278	6.6	7,477	8.2	6,173	14.0	4,863	5.6
1998年	709,823	-4.5	171,535	-6.1	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	33,387	-10.4	7,848	5.0	6,953	12.6	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	33,995	1.8	8,335	6.2	7,433	6.9	4,905	-0.3

出所:(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2001年版
Source:Japan Credit Industry Association, "Japan Consumer Credit Statistics 2001(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 4

(Brief Description)

December 11, 2001

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1 of the Securities and Exchange Law)

The 25th Fiscal Year (Interim)
from April 1, 2001
to September 30, 2001

This Semi-Annual Securities Report concerning the period from April 1, 2001 through September 30, 2001 (hereinafter called the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 11, 2001 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the period from April 1, 2001 through September 30, 2001.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Reports Interim FY 2002 of the Company (see Exhibit 1).

EXHIBIT 5

(Brief Description)

The Extraordinary Report

AIFUL CORPORATION

(504043)

The Extraordinary Report dated January 24, 2002 (the "January Extraordinary Report") in connection with the transfer of fixed assets to subsidiary

The January Extraordinary Report was, submitted to the authority as reqiored under the Securities and Exchange Law in connection with the business having material impact on financial conditions and management performance such as transfer of fixed assets to subsidiary.

The information contained in the January Extraordinary Report which is material to an investment decision is substantially contained in the news release dated January 24, 2002 (Exhibit 18).

EXHIBIT 6

(Brief Description)

Supplement to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to the Shelf Registration Statement dated February 4, 2002 relating to the Unsecured Straight Bonds-Twenty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "2002 Supplement")

The 2002 Supplement is required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Twenty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the 2002 Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Twenty-seventh Series and the information pertaining to the Company's business.

The information contained in the 2002 Supplement which is material to an investment decision is substantially contained in the news release dated February 4, 2002 (Exhibit 19).

EXHIBIT 7

(Brief Description)

Amendments to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendments dated December 11, 2001, January 24, January 30 and March 22, 2002 (the "Amendments") to the Shelf Registration Statement dated February 6, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference to the 2001 Shelf Registration Statement

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendments are to include the Extraordinary Report filed on January 24, 2002, the 25th term Semi-Annual Securities Report filed on December 11, 2001, and the Amendment to the 25th term Semi-Annual Securities Report filed on January 30, 2002 in the list of documents incorporated by reference to the 2001 Shelf Registration Statement, and to correct the 2001 Shelf Registration Statement.

EXHIBIT 8

(Brief Description)

The Securities Notification and Amendment

AIFUL CORPORATION

(504043)

The Securities Notification filed on December 6, 2001 and the Amendment Securities Notification filed on December 7, 2001 (the "Notifications") in connection with the secondary offering of the securities

The securities notifications are required under the Securities and Exchange Law to be, and were, submitted to the authority in connection with the secondary offering of the securities.

The information contained in the Notifications which is material to an investment decision is substantially contained in the news release dated December 7, 2001 (Exhibit 15).

EXHIBIT 9

(Brief Description)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase dated December 27, 2001 and January 9, 2002 (the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees

The reports on treasury stock purchase are required under the Securities and Exchange Law to be, and were, submitted to the authority in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees.

The information contained in the Reports which is material to an investment decision is substantially contained in the news release dated December 18, 2001 (Exhibit 16).

EXHIBIT 10

(Brief Description)

December 2001

The 25th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2001 through September 30, 2001 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in December 2001.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Reports Interim FY 2002 of the Company (see Exhibit 1).

AIFUL Corporation
Press Release

EXHIBIT 11

November 5, 2001

AIFUL Forms Guarantee Partnership with Sendai Bank

KYOTO — AIFUL Corporation has formed a partnership with The Sendai Bank Ltd. and will begin providing guarantee services for the bank's personal unsecured loans on November 12, 2001.

In this partnership, AIFUL will employ its expertise in the area of credit screening for personal loans to screen and guarantee applications for unsecured personal loans from Sendai Bank (product name: *Perfect Free Loan*).

In order to diversify its business, AIFUL plans to aggressively expand partnerships to provide guarantee services for small loans from financial institutions.

Product Overview

Business partner	The Sendai Bank Ltd.
Start of services	November 12, 2001 (Monday)
Product name	*Perfect Free Loan*
Loan target	Ages 20 to 70
Loan amount	From ¥100,000 to ¥1,000,000 (¥10,000 increments)
Loan period	From 6 to 60 months
Interest rate	15.0% annually (includes guarantee fees)
Loan format	Loan on deed
Repayment method	Repayment of principle and interest in equal portions From 6 to 60 payments * Customer chooses period between 6 and 60 months
Collateral and guarantor	Not required
Application method	Mail, fax, bank teller window, one-to-one marketing

* Inquire directly with Sendai Bank for more details about products and services.
* Inquiries: Endo or Abe , Supervisory Section, Promotion Department,
  Sendai Bank
  Telephone: 022-225-8602

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

Sendai Bank Ltd.

Headquarters:	1-2-1 Ichiban-cho, Aoba-ku, Sendai-shi Miyagi
President	Seiichi Mitsui

EXHIBIT 12

AIFUL Corporation
Press Release

November 8, 2001

AIFUL Transfers a Portion of LIFE Shares

KYOTO — AIFUL Corporation has announced the transfer of a portion of the shares it held in a wholly owned subsidiary, LIFE Co., Ltd., to correspondent financial institutions on November 8, 2001.

LIFE's business has performed well since becoming a wholly owned subsidiary of AIFUL on March 29, 2001. AIFUL is transferring a portion of shares held to correspondent financial institutions with the aim of securing steady sources of financing for LIFE. AIFUL hopes this will contribute to the further development of LIFE's business activities and management base. AIFUL is looking to step up efforts to generate synergies with LIFE and other group companies as it seeks to become a total financial services company.

1. Type and number of shares transferred

LIFE common stock	57,650,000 shares (4.12% of shares outstanding)
Transfer price	¥4,199 million (¥72.85 per share)

* Following the transfer, AIFUL will own a total of 1,342,350,000 shares of LIFE (95.8% of shares outstanding)

2. Transferees

Transferees	Number of shares transferred (percentage of shares outstanding)
The Sumitomo Trust & Banking Co., Ltd.	48,043,000 shares (3.43%)
Aozora Bank, Ltd.	6,863,000 shares (0.49%)
Aioi Insurance Co., Ltd.	1,372,000 shares (0.10%)
The Tokio Marine and Fire Insurance Co., Ltd.	1,372,000 shares (0.10%)

3. Transfer date

November 8, 2001

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 13

AIFUL Corporation
Press Release

November 27, 2001

AsTry Loan Services Corporation Established

KYOTO — AIFUL Corporation has announced the establishment of AsTry Loan Services Corporation in a joint venture with Aozora Bank, Ltd., as well as the filing of a servicer license application with the Ministry of Justice.

Purpose for establishing the new loan servicing company
In entering the loan servicing business, AIFUL Corporation seeks to secure a new platform for growth and to increase profits by establishing a company specialized in credit management and collection, the new AsTry Loan Services Corporation. The new company maximizes the synergies between AIFUL Corporation's consumer finance expertise in retail-segment credit management and collection and Aozora Bank's sales network.

Profile of the new loan servicing company

1) Name:	AsTry Loan Services Corporation
2) Headquarters:	Nihombashi MS Building Floor 2 2-9-8 Horidomecho, Nihombashi, Chuo-ku, Tokyo
3) Establishment:	November 19, 2001
4) Capital:	¥500 million
5) Business activities:	1. Credit management and collection services. 2. Management and collection of specified monetary claims as provided for in Article 12, No. 1 of the Special Measures Law Concerning Credit Management and Collection.
6) Shareholders:	AIFUL Corporation 86%; Aozora Bank, Ltd. 14%
7) Executives:	
President:	Takashi Noda (Senior Managing Director, AIFUL Corporation)
Director:	Shigenori Kanno (Daini Tokyo Bar Association)
Director, Sales:	Toshio Inoue (Aozora Bank, Ltd.)
Director, Administration and Business Management:	Kiyoshi Matsumura (AIFUL Corporation)
Director:	Masami Munetake (Director, AIFUL Corporation)
Standing Corporate Auditor:	Shunji Kato (Aozora Bank, Ltd.)
Corporate Auditor:	Yuji Kataoka (Managing Director, AIFUL Corporation)
Corporate Auditor:	Daisuke Yamagami (Certified Public Accountant)
8) Employees:	12 full-time employees (planned for operation launch)

* See the following page for company contact information.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

Aozora Bank, Ltd.
Headquarters: Chiyoda-ku, Tokyo
President: Hiroshi Maruyama

EXHIBIT 14

AIFUL Corporation
Press Release

December 3, 2001

AIFUL Corporation Enters Guarantee Service Partnership with Fukutomo Shinkin Bank

KYOTO — AIFUL Corporation has formed a partnership with Fukutomo Shinkin Bank, announcing the launch of guarantee services for personal unsecured loans on December 3, 2001.

In the partnership, AIFUL will employ its expertise in the area of credit screening for personal loans to screen and guarantee applicants for personal unsecured loans from Fukutomo Shinkin Bank. The product name is "Card Loan *Bibitto-kun.*"

In order to further diversify its business, AIFUL plans to aggressively increase its partnerships for providing guarantee services for small loans from financial institutions.

■ **Product summary**

Business partner	Fukutomo Shinkin Bank
Start of service	December 3, 2001 (Monday)
Product name	Card Loan *Bibitto-kun*
Loan target	Ages 20 to 65
Loan amount	From ¥100,000 to ¥500,000 (¥100,000 increments)
Loan period	One year contract
Interest rate	18.0% annually (includes guarantee fees)
Loan method	Overdraft format
Repayment method	Scheduled payment (¥10,000 per month)
Collateral and guarantor	Not required
Information	Bank teller window

* Inquire directly with Fukutomo Shinkin Bank for more details about products and services.
* Inquiries: Monden, Representative, General Planning Division, Fukutomo Shinkin Bank (Telephone: 0849-32-1436)

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

Fukutomo Shinkin Bank
Headquarters: 7-28 Funamachi, Fukuyama-shi, Hiroshima
Director: Tetsuo Ishii

EXHIBIT 15

AIFUL Corporation
Press Release

December 7, 2001

AIFUL Corporation Grants Stock Options

KYOTO — AIFUL Corporation has announced the following grant of stock options using the treasury stock method, in accordance with Article 210-2 of the Old Commercial Code.

1. Grant date — December 7, 2001

2. Transfer price — ¥9,579 per share
   The transfer price shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices in regular trading on the Tokyo Stock Exchange of AIFUL common stock for the month prior to the month in which the rights are granted.

3. Transfer reason — To assist in increasing AIFUL's earnings by enhancing motivation and morale among AIFUL directors and employees.

Reference: Details of authorization at the 24th Annual Meeting of Shareholders, held June 27, 2001.

◆ Type of shares	AIFUL common stock
◆ Number of shares	Maximum of 223,000 shares
◆ Total value of shares	Maximum of ¥4.1 billion

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 16

AIFUL Corporation
Press Release

December 18, 2001

AIFUL Corporation Completes Treasury Stock Purchase

KYOTO — AIFUL Corporation has announced the following open market purchase of treasury stock for the purpose of transfer to directors and employees based on the provisions in Article 210-2 of the Old Commercial Code, as well as the completion of said purchase of treasury stock based on a resolution passed at the 24th Annual Meeting of Shareholders, held June 27, 2001.

1. Purchase period	December 4, 2001 to December 18, 2001
2. Type of shares purchased	AIFUL common stock
3. Number of shares purchased	220,000 shares
4. Total purchase price	¥2,040,420,500
5. Purchase method	Purchased on the Tokyo Stock Exchange

Reference: Details of authorization at the 24th Annual Meeting of Shareholders, held June 27, 2001.

◆ Type of shares	AIFUL common stock
◆ Number of shares	Maximum of 223,000 shares
◆ Total value of shares	Maximum of ¥4.1 billion

Note: Although a total of 223,000 shares were authorized by the resolution passed at the 24th Annual Meeting of Shareholders, three persons lost their stock option rights as a result of retirement and other factors, and as these rights were equivalent to 3,000 shares, the final number of shares purchased totaled 220,000 shares.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 17

Guarantee Partnership with Setagaya Credit Bank —
Launch of "Omatome Loan" Service

LIFE
株式会社ライフ

January 21, 2002

TOKYO — The consumer credit company LIFE Co., Ltd. (President: Kunio Morikiyo) has formed a partnership with Setagaya Credit Bank (President: Nobuhide Oba; 1-23-3 Setagaya, Setagaya-ku, Tokyo), and on January 21 will launch the "Omatome Loan" service to help consumers consolidate their debt.

LIFE will provide screening and guarantee services to Setagaya Credit Bank when the bank extends an Omatome Loan up to a maximum of ¥3,000,000 for the purpose of consolidating the repayment of credit cards and loans from consumer lenders.

1. Product name	Omatome Loan
2. Product summary	
(1) Loan format	Deed loan
(2) Use of funds	Funds will be used to consolidate the repayment of credit cards and loans from consumer lenders and other sources (can also be used to consolidate debt of immediate family members)
(3) Loan amount	Maximum of ¥3,000,000
(4) Loan period and	Equal monthly repayment of principle and interest for one to seven years (no bonus period payments)
(5) Loan target	1) Persons with a stable income aged 20 to 60 that can complete the loan contract by age 67 2) Persons using this loan to clear debts from other sources
(6) Interest rate	15% (includes guarantee fees)
(7) Guarantor	One guarantor required
(8) Required documents	1) Documents confirming the identities of the applicant and guarantor 2) Documents confirming the income of the applicant and guarantor 3) Copies of the applicant's bank book from his or her main bank 4) Documents confirming loans from other sources

(9) Loan transfer | The loan will be deposited in lump sum into an account under the name of the contracting party, and upon receipt of a deposit withdrawal slip and transfer request, funds will be transferred to current creditors on the same day.

3. Service start | January 21, 2002

Inquiries:
Public Relations Department, LIFE Co., Ltd.
Telephone: 03-3233-9010

EXHIBIT 18

AIFUL Corporation
Press Release
(English Translation)

January 24, 2002

AIFUL Corporation Transfers Fixed Assets to Subsidiary

KYOTO — AIFUL Corporation has announced a transfer of fixed assets, resolved at the meeting of the company's Board of Directors held on January 24, 2002. Details are given below. Accordingly, AIFUL has also revised the full-term earnings forecast it announced with its interim results on November 6, 2001.

1. Purpose and details of the transfer of fixed assets

AIFUL Corporation, in conjunction with group companies such as the consumer credit company LIFE Co., Ltd., the consumer loan companies Happy Credit Corporation and Shinwa Corporation, and the business loan company Businext Corporation, is aggressively pursuing a group strategy that aims to make AIFUL a comprehensive financial services company in the retail finance segment.

With this group strategy, AIFUL is working to improve financial performance through optimal allocation of resources to non-finance peripheral businesses. As part of this effort, AIFUL will transfer all of the rental and commercial property it owns to a wholly owned subsidiary, MARUTOH Co., Ltd. In addition to efforts to make the property management services of the AIFUL group more efficient, idle property will be reclassified as property held for sale and prices will be lowered to reflect current market values.

*2. Details of asset transfer *1*

(Unit: ¥ million)

	Number of properties	Book value	Transfer price	Difference	Method (planned)
Rental property	19	14,422	3,961	-10,461	Transfer to MARUTOH Co., Ltd.
Commercial property	22	26,126	5,083	-21,043	
Idle property	2	2,510	438 *2	- 2,071	Reappraisal *2
Total	43	43,059	9,482	-33,576	

*1 Amounts other than book values are estimates. Not including consumption tax, etc.

*2 Idle property will be reclassified as property held for sale and prices will be lowered to reflect current market values.

3. Profile of transferee (as of January 24, 2002)

Name	MARUTOH Co., Ltd.
Establishment	May 1981
Headquarters	381-1 Takasagocho, Karasumadori, Shimogyo-ku, Kyoto
Representative	Satoshi Kanazawa
Capital	¥70 million
Main business	Property management
Relations with AIFUL	Wholly owned subsidiary

4. Transfer schedule

January 24, 2002 Resolution by AIFUL's Board of Directors
Late February 2002 Transfer of property

5. Future outlook

The transfer of rental property is expected to result in a ¥22 million gain on the sale of fixed assets, and a ¥31,527 million loss on the sale of fixed assets.

In AIFUL's non-consolidated accounts, both gains and losses on the sale of fixed assets will be booked as extraordinary gains and losses at the end of the current fiscal year. In consolidated accounts, gains on the sale of fixed assets will be offset and eliminated, and losses on the sale of fixed assets will be booked as an extraordinary loss.

AIFUL will also book as an extraordinary loss the ¥2,071 million valuation loss from the reclassification of idle property as property held for sale.

6. Revision of earnings forecast for the fiscal year ending March 31, 2002

(1) Consolidated earnings forecast

(Units: ¥ million; %)

	Current revised forecast <A>	Previous public forecast (Nov. 6, 2001) <B>	Amount of change <A-B>	Percentage change (%) <(A-B)/B>	FY3/01 results <D>	Percentage change (%) <(A-D)/D>
Operating revenue	400,987	400,987	-	-	280,656	42.9%
Ordinary income	114,698	114,698	-	-	103,533	10.8%
Net income	39,243	56,597	-17,354	-30.7%	48,252	-18.7%

(2) Non-consolidated earnings forecast

(Units: ¥ million; %)

	Current revised forecast <A>	Previous public forecast (Nov. 6, 2001) <B>	Amount of change <A-B>	Percentage change (%) <(A-B)/B>	FY3/01 results <D>	Percentage change (%) <(A-D)/D>
Operating revenue	308,082	308,082	-	-	270,827	13.8%
Ordinary income	116,000	116,000	-	-	103,372	12.2%
Net income	43,686	61,052	-17,366	-28.4%	48,512	-9.9%

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public

EXHIBIT 19

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 27th, Unsecured Straight Bond Issues

TOKYO, February 4, 2002 - AIFUL Corporation announced its 27th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 27th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	2.00% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	February 4, 2002 t0 February 21, 2002
Payment date:	February 22, 2002
Maturity date:	February 22, 2006 (4 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Tokyo-Mitsubishi Securities Co., Ltd. Morgan Stanley Dean Witter & Co.
Trustees:	Sumitomo Trust & Banking Co. Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A+ (A plus) Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 20

AIFUL Corporation
Press Release

February 28, 2002

AsTry Loan Services Corporation Launches Operations

KYOTO — AIFUL Corporation has announced that AsTry Loan Services Corporation, its joint venture with Aozora Bank, Ltd., was granted a license to provide credit management and collection services by the Ministry of Justice on February 14, 2002. The company will start providing services on March 1, 2002.

AsTry Loan Services Corporation will draw on the combination of AIFUL's retail credit management and collection expertise and Aozora Bank's sales network to act as a comprehensive loan servicer, providing management and collection services for a variety of specified monetary claims.

1. First business day
   March 1, 2002

2. Business activities
   1) Credit management and collection services.
   2) Management and collection of specified monetary claims as provided for in Article 12, No. 1 of the Special Measures Law Concerning Credit Management and Collection.

3. Business targets (by end of March 2003)
   - Credit amount: approx. ¥50 billion (par value basis)
   - Employees: 22

4. Profile of AsTry Loan Services Corporation
   - Name: AsTry Loan Services Corporation
   - Headquarters: Nihombashi MS Building Floor 2
     2-9-8 Horidomecho, Nihombashi, Chuo-ku, Tokyo
   - Establishment: November 19, 2001
   - Capital: ¥500 million
   - Employees: 17
   - License granted by Ministry of Justice: February 14, 2002
   - License number: Minister of Justice, No. 64

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo-Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

AsTry Loan Services Corporation

Headquarters:	Chiyoda-ku, Tokyo
President:	Takashi Noda

EXHIBIT 21

AIFUL Corporation
Press Release

March 20, 2002

AIFUL Group Company Businext Acquires Receivables of the Business Loan Division of Misawa Homes

KYOTO — AIFUL Corporation announced today that an AIFUL Group company, Businext Corporation, acquired the receivables of the business loan division of Misawa Homes Co., Ltd., on March 20.

1. Reason for acquiring receivables

Businext was established as a joint venture between AIFUL and The Sumitomo Trust & Banking Co., Ltd., in order to provide small business loans. Businext's current acquisition of receivables is intended to expand the scope of its business and strengthen its future earnings base by increasing the balance of its loans outstanding.

2. Receivables acquired

Loans outstanding acquired ¥3.7 billion

3. Other

Businext will hire employees from Misawa Homes that have experience in the company's business loan operations.

4. Profile of Businext Corporation

Name	Businext Corporation
Business activities	Business financing
Established	January 18, 2001
Head office	1-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Representative	Mitsuhiko Sugita, President
Capital	¥3,000 million
Fiscal year end	March 31
Number of offices	2 (Tokyo and Osaka)

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581